5/10

06016882

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Solar Energy Holdings Ltd.

*CURRENT ADDRESS Clarendon House
Church Street
Hamilton HM 11
Bermuda

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35015 FISCAL YEAR 3/31/05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: ERS

DAT : 9/18/06

082-35015

REXCAPITAL International Holdings Limited
御泰國際控股有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

3-31-05
AR/S



Annual Report 年報 2005

Contents
目錄

EXECUTIVE DIRECTORS

Chan How Chung, Victor *(Chairman)*
Lee Huei Lin
Chan Wai Kwong, Peter
Chu Chik Ming, Jack
Seligman Pierre

執行董事

陳孝聰 *(主席)*
李慧玲
陳為光
朱植明
Seligman Pierre

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chow Siu Ngor
Chan Pei Cheong, Andy
Yin Tat Man

獨立非執行董事

鄒小岳
陳庇昌
袁達文

COMPANY SECRETARY

Tsang Wai Wa

公司秘書

曾偉華

AUDITORS

Grant Thornton
Certified Public Accountants

核數師

均富會計師行
執業會計師

LEGAL ADVISERS

Hong Kong
Richards Butler
Baker & McKenzie

Bermuda
Conyers Dill & Pearman

法律顧問

香港
齊伯禮律師行
麥堅時律師行

百慕達
Conyers Dill & Pearman

PRINCIPAL BANKERS

Standard Chartered Bank
Liu Chong Hing Bank Limited

主要往來銀行

渣打銀行
廖創興銀行有限公司

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM 11
Bermuda

註冊辦事處

Clarendon House
Church Street
Hamilton HM 11
Bermuda

PRINCIPAL PLACE OF BUSINESS

Suite 3402, 34th Floor, COSCO Tower
Grand Millennium Plaza
183 Queen's Road Central
Hong Kong

主要營業地點

香港皇后大道中183號
新紀元廣場
中遠大廈34樓3402室

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

股份過戶登記總處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

HONG KONG BRANCH REGISTRARS AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

香港股份過戶登記分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

TO OUR FELLOW SHAREHOLDERS

On behalf of the board of Directors (the "Board"), I hereby present the annual results of REXCAPITAL International Holdings Limited (the "Company") and its subsidiaries (together, the "Group") for the financial year ended 31 March 2005.

OPERATING RESULTS

During the year ended 31 March 2005, the Group recorded a turnover of HK$48,174,000 (2004: HK$61,184,000). The loss attributable to shareholders was HK$376,313,000 (2004: loss of HK$2,126,000).

The Board does not recommend the payment of a final dividend for the year ended 31 March 2005.

BUSINESS REVIEW AND PROSPECTS

Compared with last year, our results for the year under review reflected our sustainable business operations in strategic investments and capital market activities, as well as financing business. Accompanied by the gradual recovery of the Hong Kong economy in the year of 2004, the Group took a cautious approach on the strategic investments and therefore, recorded a stable growth. However, by leveraging on our management skills, we improved our operating efficiency and achieved a 12% reduction in our operating costs.

Our challenge has been to invest at the right pace and at the right time in the growing markets. To do this, we have pursued a business strategy of diversification. After extensive research and consideration, we are certain that the solar-energy-related business will become a new engine to increase our Group's earnings. In July 2005, the Group entered into a sale and purchase agreement with a company wholly-owned by Dr. Zoltan Kiss, a world renowned solar power expert, to acquire the entire issued capital of Eaglefly Technology Limited ("Eaglefly") for a total consideration of approximately HK$123 million. On completing this acquisition, the Group, through Eaglefly, will hold a 51% equity interest in Terra Solar Global Inc. and its subsidiaries (the "Terra Solar Group").

致各股東

本人謹代表董事會(「董事會」)呈報御泰國際控股有限公司(「本公司」)及其附屬公司(統稱「本集團」)於截至二零零五年三月三十一日止財政年度之業績。

經營業績

於截至二零零五年三月三十一日止年度,本集團錄得營業額48,174,000港元(二零零四年:61,184,000港元)。股東應佔虧損為376,313,000港元(二零零四年:虧損2,126,000港元)。

董事會不建議派發截至二零零五年三月三十一日止年度末期股息。

業務回顧及前景

與往年比較,本年度的業績反映了本集團持續發展的業務營運的成果,包括策略性投資及資本市場活動,以及融資業務。於二零零四年,隨著本港經濟日漸復甦,本集團繼續採取審慎的投資策略,因而本年度的業績表現平穩。憑藉本集團的專業管理,我們提升了營運效益,將營運成本下調了12%。

對本集團來說,最大的挑戰是在適當的時間配合適當的步伐,選擇投資在市場上具增長的項目。為此,本集團積極地進行多元化的業務發展策略。經廣泛的研究及詳細考慮下,本集團將會致力拓展太陽能相關業務,擴充本集團主要的盈利增長來源。於二零零五年七月,本集團以總代價約123,000,000港元收購世界太陽能發電權威Dr. Zoltan Kiss旗下全資擁有之Eaglefly Technology Limited(「Eaglefly」)之全部已發行股本。完成交易後,本集團將透過Eaglefly持有Terra Solar Global Inc. 及其附屬公司(「Terra Solar集團」)51% 股權。

Terra Solar Group and its management team are recognized experts in solar power development. They were instrumental to the development of the technology and manufacturing facilities that are currently used in a majority of the world's a-Si thin-film production. The Group regards the Terra Solar Group as a viable investment target. Given the rising oil prices during the past six months, as well as the rapid and long-term increase in worldwide demand for energy – particularly when fossil-fuel resources appear to be in a continuing decline – the strong market growth and interest in solar-power projects is expected to be sustained. The Group considers the Terra Solar Group as an unique investment opportunity to tap into the fast growing and highly rewarding environmentally friendly energy business with leading market position and unparalleled technology. We are confident that this acquisition will generate excellent returns to our shareholders.

Terra Solar集團及其管理團隊被公認為發展太陽能項目的專家。彼等一直致力開發應用於全球大部分矽薄膜生產之技術及製造設備，對推動整體業務發展建樹良多。本集團深信Terra Solar集團是最佳的投資。適逢在過去六個月油價上漲、全球對能源需求上升，特別是化石燃料的資源持續減少，預料太陽能項目之市場將會不斷增長。綜觀Terra Solar集團在行內獨有的發展優勢及技術，本集團認為拓展這個高增長、高回報的環保能源行業，是一個難能可貴的投資機會，我們深信是次收購必定為股東帶來更豐碩的回報。

In the year ahead, we will focus our efforts in expanding the newly acquired solar-energy-related business while continue to develop our existing core business segments in order to maximize the returns for our shareholders.

展望未來，本集團於積極開展太陽能相關業務的同時，亦會繼續發展現有的核心業務，務求為股東創造豐厚的回報。

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express my heartfelt appreciation to our shareholders, investors and business partners for their continued support and confidence in the Group. I would also like to thank the management team and all staff members for their devoted service and loyalty.

Last, but not least, I would like to thank my fellow directors who have offered invaluable advice and leadership over the year.

Chan How Chung, Victor
Chairman

Hong Kong, 28 July 2005

致謝

本人謹藉此機會代表董事會，對各股東、投資者及業務夥伴在過去一年給予本集團不斷的支持和信任，深表謝意。同時，對於管理層及各員工對公司業務的熱誠投入及忠誠，特此致謝。

最後，在過去的一年，各董事在董事會內提供許多寶貴意見及顯示堅毅的領導，本人亦在此一併感謝。

主席
陳孝聰

香港，二零零五年七月二十八日

BUSINESS REVIEW AND PROSPECTS

During the period under review, the Group continued to be principally engaged in two major businesses - strategic investments and capital market activities as well as financing business. This year has been challenging due to the dampening effect on investor confidence caused by increasing uncertainty in the overseas investment environment. In order to broaden the Group's earnings base, we have been actively identifying suitable opportunities for our key business strategy of diversification. In this connection, the Group announced in July 2005 that it had entered into a sale and purchase agreement to tap the high-growth solar energy business.

Strategic Investments and Capital Market Activities

For the first half of the financial year, the unfavorable investment environment in major overseas stock markets, including renewed fears over terrorist attacks, heightened tension in the Middle East and rising concern over interest-rate hikes and high oil prices, adversely affected the performance of the Group's securities investments. Conversely, improving economic conditions strengthened market confidence in the second half. In Hong Kong, there was good macroeconomic news with deflation officially declared to have ended in October 2004 and the unemployment rate dropping to 6.4% for the year ended 31 March 2005. The continued recovery of Hong Kong's property market and strong land sales further boosted market sentiment. As such, during the period of review, except for an unrealized loss on securities amounting to HK$22 million, the realized gain on securities trading recorded a profit of HK$3 million.

Financing Business

The Group continued to record positive results in financing services in early 2004. For the period under review, turnover from this business segment accounted for 6% of the total turnover of the Group. Demand for finance is growing in tandem with the general expansion of corporate and investment activity and we believe that the Group will benefit from these opportunities. We will continue to adopt a prudent and conservative financing policy while maintaining strict control of risk to protect the interests of our shareholders.

業務回顧及展望

於回顧期內，本集團繼續從事兩項主要業務一策略性投資及資本市場活動，以及融資業務。由於業務受海外投資環境不明朗及投資者信心下滑的影響，本年度對集團來說是極具挑戰的一年。集團為擴大其收入來源，一直積極尋找合適的機會以落實其多元化發展的業務策略。為此，集團於二零零五年七月公佈已訂立買賣協議，開拓高增長的太陽能設備相關業務。

策略性投資及資本市場活動

本財政年度首半年期間，由於面對恐怖襲擊重臨之危機，中東局勢愈趨緊張，加上市場憂慮加息及油價高企，令主要海外股票市場表現下滑，對集團的證券投資造成負面影響。相反，下半年的經濟環境持續改善，增強了市場的信心。香港的整體經濟利好消息不斷，包括通縮已於二零零四年十月正式宣告結束，失業率亦於二零零五年三月三十一日止之年度下降至6.4%。香港的地產市場持續復甦以及賣地成績理想，均進一步帶動市場氣氛。故此，於回顧期內，撇除證券投資未變現虧損22,000,000港元，證券貿易錄得已變現收益3,000,000港元。

融資業務

集團的融資業務於二零零四年初錄得良好業績。於回顧期內，此業務的營業額為集團總營業額的6%。隨著企業及投資活動再度活躍，融資服務的需求亦隨之增加，繼而為本集團帶來大量商機。我們會繼續履行謹慎保守的融資政策，並嚴格控制風險水平，以保障股東的利益。

Placing of New Shares

In November 2004, the Company completed the placement of 340 million new shares to independent investors, at HK$0.04 per share, raising net proceeds of approximately HK$13 million which was used for general working capital and future investments. We were delighted with the overwhelming positive response from independent investors to this placement, which we believe is a reflection of the financial market's confidence in the Group's investment value and growth potential. The placement has not only broadened the Group's shareholder base but also boost the liquidity of our shares.

配售新股

二零零四年十一月，本公司完成向獨立投資者配售340,000,000股新股份，每股作價0.04港元，集資所得款項淨額約為13,000,000港元，用作一般營運資金及未來投資之用。我們喜見此次配股得到獨立投資者的大力支持，充份反映金融市場對本集團的投資價值及增長潛力信心十足。此舉有利本集團擴大股東基礎並增加股份流通量。

Private Placing of Listed Warrants

In June 2005, the Company issued up to a maximum of 550,000,000 listed warrants by way of private placing at the issue price of HK$0.046, each conferring the right to subscribe for one new share at the initial exercise price of HK$0.116 up to an aggregate amount of HK$63,800,000 at any time during the period from 4 July 2005 to 3 July 2007. The Directors are of the view that the placing of warrant is a good opportunity to strengthen the Group's financial position and enhance its ability to develop and capture business opportunities.

私人配售上市認股權證

二零零五年六月，本公司以私人配售方式發行最多550,000,000份上市認股權證，每單位認股權證之發行價為0.046港元，賦予權利可於二零零五年七月四日至二零零七年七月三日止期間內任何時間，以初步行使價每股0.116港元認購一股新股，合共可認購最多63,800,000港元之股份。董事認為是次配售認股權證為集團鞏固財務狀況提供良機，並增強其發展及開拓商機的能力。

Acquisition of Solar Energy Business

In July 2005, the Company entered into a sale and purchase agreement with Multichannel Investments Limited. Pursuant to the agreement, the Company will acquire the entire issued share capital of Eaglefly Technology Limited ("Eaglefly") for a total consideration of approximately HK$123 million. Upon completion of the acquisition, Eaglefly will be a wholly-owned subsidiary of the Company. The Group, through Eaglefly, will hold a 51% equity interest in Terra Solar Global Inc. and its subsidiaries (the "Terra Solar Group") with this investment forming the basis of the Group's entry into the solar energy business. The Group believes that solar power will bring dynamic, long-term business opportunities, especially against the background of recent oil price rises, growing worldwide energy demand and the apparent decline in fossil-fuels reserves as an affordable and sustainable resource. In addition, the Group believes its investment in the Terra Solar Group will strengthen the Group's earning potential and recurrent income base and have a positive impact on the Group's long term profitability.

收購太陽能業務

二零零五年七月，本公司與Multichannel Investments Limited訂立買賣協議。根據協議，本公司以總代價約123,000,000港元收購Eaglefly Technology Limited（「Eaglefly」）全部已發行股本。收購完成後，Eaglefly將成為本公司之全資附屬公司。集團亦將透過Eaglefly持有Terra Solar Global Inc.及其附屬公司（「Terra Solar集團」）51%權益，藉此為集團進軍太陽能業務奠定基礎。鑒於近期油價上漲，全球對能源需求上升，以及化石燃料的價格競爭力及可持續發展性減弱，集團相信太陽能將為集團帶來充滿活力且長遠的商機。再者，集團深信Terra Solar集團的投資可鞏固本集團之盈利潛力及經常性收入基礎，對本集團之長遠盈利能力將帶來正面影響。

Outlook

The Group will continue to execute its strategy of diversification. Therefore, we will focus on three core business segments: strategic investments and capital market activities, financing business and solar energy business. The Group is optimistic that Hong Kong's economy will maintain solid growth and provide new opportunities in its capital market, financial and corporate advisory businesses. In particular, Hong Kong ranked first in Asia and third in the world last year in terms of capital raised, with total IPO and post-IPO equity funds reaching some HK$265 billion, out-performing the London and Tokyo stock exchanges. This demonstrates that Hong Kong has further consolidated its position as the premier international capital-raising center for Mainland China. Moreover, in July 2005, the Mainland China's central bank revalued the Chinese yuan by 2.1 per cent, abandoning the yuan peg to the US dollar and letting it float in a tight band against a basket of foreign currencies. Other Asian currencies will benefit from RMB appreciation and the Group will grasp this opportunity to bring favourable returns to its shareholders.

前景

集團將繼續落實業務多元化的策略，集中於三項核心業務：策略性投資及資本市場活動、融資業務以及太陽能業務。本集團對香港經濟保持穩健增長感到樂觀，並將為資本市場、融資及企業顧問服務帶來新商機。去年首次公開招股及上市後的集資總額約為2,650億港元，令香港晉身為亞洲最大及世界第三大的集資中心，超越倫敦及東京交易所，凸顯香港作為國家首要國際集資中心的地位。再者，中國的中央銀行於二零零五年七月將人民幣升值2.1%，與美元脱鈎，改為與一籃子貨幣掛鈎並跟隨其價格浮動。其他亞洲貨幣將受惠於人民幣升值，而集團亦將抓緊此良機，為股東創造豐厚的回報。

FINANCIAL REVIEW

Results

For the year ended 31 March 2005, the Group recorded a turnover of approximately HK$48,174,000 (2004: HK$61,184,000), representing a decrease of 21%. The decrease in turnover was mainly due to the decrease in contribution from the strategic investments and capital market activities. Turnover of this segment was approximately HK$45,120,000 during the year ended 31 March 2005 (2004: HK$60,974,000).

Loss attributable to shareholders was HK$376,313,000 (2004: loss of HK$2,126,000). The basic loss per share was 18.05 cents (2004: 0.14 cents). The loss was mainly due to the provision of doubtful debts in other receivables which resulted in a provision of HK$350,000,000 and an unrealized loss on trading securities of HK$21,569,000.

財務回顧

業績

於截至二零零五年三月三十一日止年度，本集團營業額約為48,174,000港元（二零零四年：61,184,000港元），下降21%。營業額下降主要因策略性投資及資本市場業務之貢獻減少所致。於截至二零零五年三月三十一日止年度，此分部之營業額約為45,120,000港元（二零零四年：60,974,000港元）。

股東應佔虧損為376,313,000港元（二零零四年：虧損2,126,000港元）。每股基本虧損為18.05仙（二零零四年：0.14仙）。有關虧損主要由於就其他應收款項之呆賬作出撥備350,000,000港元，以及產生交易證券之未變現虧損21,569,000港元所致。

The provision of HK$350,000,000 represented the non-payment of the consideration from the disposal of the Group's interest in 87.5% of the issued shares in REXCAPITAL Infrastructure Limited ("RIL"). On 29 October 2003, the Group entered into a sale and purchase agreement with Sky China Holdings Limited, an independent third party, for the disposal of a 87.5% interest in RIL. Despite repeated demands made by the Group, Sky China Holdings Limited has failed to make full payment. As a result of default in payment of the purchase consideration, the Group decided to adopt a prudent treatment in respect of doubtful debts and accordingly a provision of HK$350,000,000 has been made.

為數350,000,000港元之撥備指出售本集團於REXCAPITAL Infrastructure Limited（「RIL」）之87.5%已發行股份權益而未能收取之代價款項。於二零零三年十月二十九日，本集團與獨立第三方Sky China Holdings Limited訂立買賣協議，以出售RIL之87.5%權益。儘管本集團多番要求，Sky China Holdings Limited仍未能全數支付款項。基於未能如期收取購買代價款項，本集團決定對呆賬採取審慎措施，因而作出撥備350,000,000港元。

Liquidity, Financial Resources and Funding

At 31 March 2005, the Group had net current assets of HK$38,042,000 (2004: HK$369,677,000). The decrease was again due to the provision of doubtful debt amount to HK$350,000,000.

At 31 March 2005, the Group had a total of HK$7,841,000 in cash and cash equivalents (2004: HK$1,217,000). Most of the cash reserves were placed in Hong Kong dollar short-term deposits with major banks in Hong Kong.

Net cash inflow from operating activities for the year ended 31 March 2005 was approximately HK$4 million as compared to a net cash outflow of approximately HK$72 million for the year ended 31 March 2004. The increase in inflow was mainly explained by the decreased in trading securities purchased during this year and decreased in loans receivables. The Group will continue to adopt a prudent approach to monitor and control the Group's risk exposure. Net cash inflow of HK$50 million from investing activities for the year ended 31 March 2004 represented the proceeds received from disposal of a 12.5% interest in a subsidiary. Net cash inflow from financing activities for the year ended 31 March 2005 was approximately HK$2 million as compared to HK$15 million for the year ended 31 March 2004. The decrease in cash inflow from the financing activities during this year represent the net of the repayment of convertible notes of HK$11 million and other cash inflow from financing activities.

流動資金、財務資源及資金

於二零零五年三月三十一日，本集團流動資產淨值為38,042,000港元（二零零四年：369,677,000港元）。有關跌幅亦由於作出呆賬撥備350,000,000港元所致。

於二零零五年三月三十一日，本集團現金及現金等價物共為7,841,000 港元（二零零四年：1,217,000港元）。大部分現金儲備以港幣短期存款方式存放於香港主要銀行。

截至二零零五年三月三十一日止年度經營業務現金流入淨額約為4,000,000港元，而截至二零零四年三月三十一日止年度現金流出淨額約為72,000,000港元。現金流入增加主要因年內減少購入交易證券，以及應收貸款減少所致。本集團將繼續採取審慎措施以監督及控制本集團承擔之風險。截至二零零四年三月三十一日止年度投資活動現金流入淨額50,000,000港元為出售附屬公司12.5%權益之所得款項。截至二零零五年三月三十一日止年度之融資業務現金流入淨額約為2,000,000港元，而截至二零零四年三月三十一日止年度則為15,000,000港元。年內之融資業務現金流入減少反映扣除償還可換股票據11,000,000港元及融資業務其他現金流入。

As at 31 March 2005, the Group had outstanding loans of HK$6,752,000 which included a secured loans of HK$2,787,000 (2004: HK$10,073,000) and an unsecured loan of HK$3,965,000 (2004: HK$Nil). The loans were denominated in Hong Kong dollars and interest bearing at prevailing commercial lending rates. These loans were used to finance the Group's operations.

於二零零五年三月三十一日，本集團未償還貸款共6,752,000港元，包括有抵押貸款2,787,000港元（二零零四年：10,073,000港元）及無抵押貸款3,965,000港元（二零零四年：零港元）。貸款以港元為單位，並按現行商業借貸利率計息。貸款用作本集團營運資金。

The gearing ratio of the Group increased slightly to 19% as at 31 March 2005 from 13% as at 31 March 2004 (it is derived by dividing the aggregate amount of bank borrowings, convertible bonds and other borrowings by the amount of shareholders' equity). The liquidity ratio of the Group, represented by a ratio between current assets over current liabilities, was 292% (2004: 692%), reflecting adequacy of financial resources.

本集團之負債比率（將銀行貸款、可換股債券及其他借貸總額除以股東權益）由二零零四年三月三十一日之13%輕微上升至二零零五年三月三十一日之19%。本集團以流動資產除以流動負債計算之流動資金比率為292%（二零零四年：692%），反映財政資源充裕。

The indebtedness of the Group decreased by 71% from HK$55,073,000 as at 31 March 2004 to HK$16,147,000 as at 31 March 2005. Of the total debts outstanding as at 31 March 2005, all of them are due within one year (2004: due within one year). During the year, the Group continued to maintain most of its borrowings on an unsecured basis.

本集團債務由二零零四年三月三十一日之55,073,000港元下降71%至二零零五年三月三十一日之16,147,000港元。於二零零五年三月三十一日之全部未償還債務中，全部均須於一年內償還（二零零四年：須於一年內償還）。於本年內，本集團繼續以無需抵押方式進行大部分借貸。

Taking into account the financial resources available to the Group including internally generated funds and available facilities, the Group has sufficient working capital to meet its present requirements.

考慮到本集團可動用之財務資源，包括內部資金以及可動用之貸款，本集團有足夠營運資金應付目前所需。

Funding Strategy and Foreign Exchange Exposure

融資策略及外匯風險

To manage the risk associated with an uncertain market environment, the Group pursues a funding strategy of using equity as far as possible to finance long-term investments.

為控制不明朗市況所涉及之風險，本集團之融資策略在於盡量使用股本作為長期投資所需資金。

The Group is exposed to a very limited level of exchange risk as the business transactions of the Group are mainly denominated in Hong Kong dollars.

由於本集團業務交易主要以港元進行，本集團面對之外匯風險非常有限。

Share Capital Structure

During the year under review, a placing of 340,000,000 new shares of HK$0.01 each at a price of HK$0.04 per share was made by the Company. The net placing proceeds of approximately HK$13 million was used as the general working capital of the Company.

Share options exercised at HK$0.0448 per share on 4 October 2004 resulted in the issue of 85,469,970 ordinary shares of the Company. The total proceed received of HK$3.8 million was used as the general working capital of the Company.

On 24 November 2004, 2% convertible notes of HK$7,000,000 were converted into 179,487,179 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.039 per share. Then on 29 November 2004, 2% convertible notes of HK$8,000,000 were converted into 200,000,000 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.04 per share. On 1 December 2004, 2% convertible notes of HK$10,000,000 were converted into 238,095,238 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.042 per share.

Apart from the above, there was no change in the share capital structure of the Company during the year under review.

Material Acquisition and Disposal of Subsidiaries

On 12 January 2004, the Group entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited regarding the acquisition of the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at a consideration of HK$229,000,000, subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries (together the "RFG Group") as at the determination date in accordance with the terms of the sale and purchase agreement, and will be payable in cash upon completion. The RFG Group is principally engaged in the provision of financial services including broking, securities margin financing and asset management. This transaction has been terminated on 6 May 2005 as the Group was not satisfied with the result of the due diligence review on RFG Group.

股本結構

於回顧年內，本公司以每股0.04港元之價格配售340,000,000股每股面值0.01港元之新股。配售所得款項淨額約13,000,000港元，用作本公司一般營運資金。

於二零零四年十月四日，購股權以每股0.0448港元之價格被行使，致使本公司發行85,469,970股普通股。所得款項共為3,800,000港元，用作本公司一般營運資金。

於二零零四年十一月二十四日，價值為7,000,000港元之2%可換股票據，以每股0.039港元之換股價，轉換為179,487,179股每股面值0.01港元之本公司普通股。於二零零四年十一月二十九日，價值為8,000,000港元之2%可換股票據，以每股0.04港元之換股價，轉換為200,000,000股每股面值0.01港元之本公司普通股。於二零零四年十二月一日，價值為10,000,000港元之2%可換股票據，以每股0.042港元之價格，轉換為238,095,238股每股面值0.01港元之本公司普通股。

除上文所述外，本公司於回顧年內之股本結構並無變動。

重大收購及出售附屬公司

於二零零四年一月十二日，本集團與御泰金融控股有限公司簽訂有條件買賣協議，收購REXCAPITAL Financial Group Limited（「RFG」）全部已發行股本，代價為229,000,000港元，惟須根據買賣協議之條款根據RFG及其附屬公司（統稱「RFG集團」）於釐定日期之未經審核綜合資產之淨值而調整，並於完成後以現金支付。RFG集團主要業務為提供金融服務，包括經紀業務、證券孖展融資服務以及資產管理。由於本集團不信納RFG集團之盡職審查報告結果，故此項交易已於二零零五年五月六日終止。

Charges on Group's Assets

As at 31 March 2005, the Group's trading securities with market value of approximately HK$11,018,000 have been pledged to secure other loans granted to its subsidiary (2004: HK$28,989,000).

集團資產抵押

於二零零五年三月三十一日，本集團市值約11,018,000港元之交易證券已作抵押，以為其附屬公司取得其他貸款（二零零四年：28,989,000港元）。

Contingent Liabilities

As at 31 March 2005, the Group had no material contingent liabilities (2004: HK$Nil).

或然負債

於二零零五年三月三十一日，本集團並無重大或然負債（二零零四年：零港元）。

Human Resources

As at 31 March 2005, the Group had 13 full time employees.

The Group remunerated its employees mainly based on the individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance.

人力資源

於二零零五年三月三十一日，本集團共有13名全職僱員。

本集團主要按個別員工之表現及經驗釐定員工薪酬。除基本薪酬外，本集團亦會按本集團業績及個別員工之表現向合資格僱員發放不定額花紅及購股權。

EXECUTIVE DIRECTORS

Mr CHAN How Chung, Victor, aged 44, was appointed as an executive director and the Chairman on 17 June 2002 to oversee the overall operations and business development of the Group. Mr Chan holds a LLB degree and is also a professionally qualified accountant. He has over 20 years of experience in corporate restructurings and reorganizations, mergers and acquisitions, primary and secondary capital raisings, wealth management and corporate finance. Mr Chan is also an executive director of REXCAPITAL Financial Holdings Limited.

Miss LEE Huei Lin, aged 44, was appointed as an executive director on 17 June 2002 and is responsible for daily operations and corporate development of the Group. Miss Lee holds a bachelor degree in Business Administration majored in Accounting. She is an associate member of both the Hong Kong Institute of Company Secretaries and the Institute of Chartered Secretaries & Administrators. Miss Lee has over 18 years of experience in the area of corporate finance, mergers and acquisitions, securities work and fiduciary assets management. Miss Lee is also an executive director of REXCAPITAL Financial Holdings Limited.

Mr CHAN Wai Kwong, Peter, aged 52, was appointed as an executive director on 8 April 2002. He graduated with a bachelor degree in Social Science (Economics) from the University of Western Ontario, Canada in 1978. Mr Chan has over 23 years of experience in marketing and business development. Prior to joining the Group, Mr Chan was a chief operation officer of Chinainfohighway Hong Kong Limited, a total Internet solutions provider. Mr Chan is also an executive director of Mobile Telecom Network (Holdings) Limited and an independent non-executive director of China Golden Development Holdings Limited, both are listed companies in Hong Kong.

Mr CHU Chik Ming, Jack, aged 49, was appointed as an executive director on 7 February 2005. He holds a MBA degree in real estate, a Bachelor of Science degree in business management and an associate degree in construction. He is a Certified Commercial Investment Member. Mr Chu is a non-executive director of ViaGOLD Capital Limited ("ViaGOLD"), a public company listed on the Australian Stock Exchange, since May 1999 and was appointed as the chairman of ViaGOLD since February 2004. He has extensive experience in strategic investment of number of essential business and IT projects focused at creating an e-Commerce infrastructure in China. Prior to that, Mr Chu was a real estate consultant, consulting on project feasibility, site selection as well as property market analysis.

執行董事

陳孝聰先生，44歲，於二零零二年六月十七日獲委任為執行董事兼主席，負責本集團整體營運及業務發展。陳先生持有法律學士學位，亦是一位專業會計師。陳先生於企業重組、收購及合併、一級及二級市場之集資、財富管理及企業融資方面擁有逾20年之經驗。陳先生亦為御泰金融控股有限公司之執行董事。

李慧玲小姐，44歲，於二零零二年六月十七日獲委任為執行董事，負責本集團日常營運及企業發展。李小姐持有工商管理學士學位，主修會計。彼同時亦是香港公司秘書公會及特許秘書及行政人員公會之會員。李小姐擁有超過18年企業融資、合併收購、證券及資產管理服務之經驗。李小姐亦為御泰金融控股有限公司之執行董事。

陳為光先生，52歲，於二零零二年四月八日獲委任為執行董事。陳先生於一九七八年畢業於加拿大西安大略大學，獲頒社會科學（經濟）學士學位。陳先生於市場推廣及業務發展方面積逾23年經驗。陳先生於加入本集團前，曾為一家全套互聯網方案供應商瀛海威香港有限公司之營運總監。陳先生亦為香港上市公司流動電訊網絡(控股)有限公司之執行董事及中國金展控股有限公司之獨立非執行董事。

朱植明先生，49歲，於二零零五年二月七日獲委任為執行董事。彼持有房地產工商管理碩士學位、商業管理理學士學位及建築學副學士學位。彼為商業投資委員。朱先生自一九九九年五月起為金網資本有限公司（「金網」）（於澳洲證券交易所上市之公司）之非執行董事，並於二零零四年二月獲委任為金網主席。彼於多項為專注在中國建立電子商貿基建之主要業務及資訊科技項目之策略性投資方面積逾豐富經驗。在此之前，朱先生為房地產顧問，就項目可行性、選址及物業市場分析提供顧問意見。

Mr SELIGMAN Pierre, aged 39, was appointed as an executive director on 7 February 2005. He holds a Bachelors degree in French Literature and a textile degree in knitwear from the University of Leeds in the United Kingdom. Mr Seligman is an executive director of ViaGOLD since February 2004. He has more than 15 years experience in local and overseas trading business working as a senior executive.

Seligman Pierre先生，39歲，於二零零五年二月七日獲委任為執行董事。彼持有法國文學學士學位及英國利茲大學針織學紡織學位。Seligman先生自二零零四年二月起出任金網執行董事。彼擁有逾十五年於本地及海外貿易業務方面出任高級行政人員之經驗。

INDEPENDENT NON-EXECUTIVE DIRECTORS

獨立非執行董事

Mr CHOW Siu Ngor, aged 50, was appointed as an independent non-executive director on 5 October 1998 and a member of the audit committee of the Company on 29 March 1999. Mr Chow is a practising solicitor in Hong Kong. Mr Chow graduated from the Chinese University of Hong Kong in 1981 with an honours degree in Social Science. He then obtained an honours degree in Laws from the University of Birmingham in 1987. Mr Chow was admitted as a solicitor of the Supreme Court of Hong Kong in 1990 and has been in private practice since then. Currently, Mr Chow is an Assistant Solicitor with Messrs P. C. Woo & Co., Solicitors & Notaries of Hong Kong. Mr Chow also serves as an independent non-executive director of three other listed companies in Hong Kong namely CCT Tech International Limited, REXCAPITAL Financial Holdings Limited and eForce Holdings Limited.

鄒小岳先生，50歲，自一九九八年十月五日起出任獨立非執行董事，並於一九九九年三月二十九日獲委任為本公司審核委員會成員。鄒先生為香港執業律師。鄒先生於一九八一年在香港中文大學畢業，獲得社會科學榮譽學位。鄒先生其後於一九八七年取得伯明翰大學法律榮譽學位。彼於一九九零年獲錄取為香港高等法院律師，自此起已私人執業。目前，彼為香港律師及公證人胡百全律師事務所之助理律師。鄒先生亦為另外三家香港上市公司即中建科技國際有限公司、御泰金融控股有限公司及意科控股有限公司之獨立非執行董事。

Mr YIN Tat Man, aged 45, was appointed as an independent non-executive director and a member of the Company's audit committee on 30 September 2004. He holds a Bachelor of Science degree from University of Toronto in Canada. He is a professional business executive with over 20 years of experience in the information technology industry specializing in the field of project management, risk management and channel management. Currently, Mr Yin is an IT director of an international IT and system technology company based in Shanghai.

袁達文先生，45歲，於二零零四年九月三十日獲委任為本公司獨立非執行董事及審核委員會成員。彼持有加拿大多倫多大學之理科學士學位。彼於資訊科技行業擁有逾二十年專業行政人員經驗，專長於項目管理、風險管理以及渠道管理。袁先生現為一家位於上海的國際資訊科技及系統技術公司之資訊科技董事。

Mr CHAN Pei Cheong, Andy, aged 44, was appointed as an independent non-executive director and a member of the Company's audit committee on 30 September 2004. He is a certified public accountant in Hong Kong and the United Kingdom. He has extensive experience in financial management, investment and corporate finance areas for 20 years. Mr Chan holds a master degree in business administration from the University of Durham, England and an honours diploma in accountancy from the Lingnan University. He is also a fellow of the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants and an associate member of the Institute of Chartered Secretaries and Administrators. Mr Chan is currently a director of an accounting firm in Hong Kong and also an independent non-executive director of another listed company namely Guangdong Kelon Electrical Holdings Company Limited. From March 2001 to September 2002, he also served as a non-executive director of Shang Hua Holdings Limited.

陳庇昌先生，44歲，於二零零四年九月三十日獲委任為本公司獨立非執行董事及審核委員會成員。彼為香港及英國之執業會計師。彼於財務管理、投資及企業融資方面均擁有二十年之豐富經驗。陳先生為英國達勒姆大學工商管理碩士，同時持有香港嶺南大學會計系榮譽文憑。彼亦為英國公認會計師公會及香港會計師公會之資深會員，以及英國及香港公司秘書行政人員協會會員。陳先生現為一家香港會計師事務所之董事及一家上市公司廣東科龍電器股份有限公司之獨立非執行董事。於二零零一年三月至二零零二年九月期間，彼曾任上華控股有限公司之非執行董事。

SENIOR MANAGEMENT

Mr CHOU Joseph, Chief Executive Officer, aged 52, holds a bachelor degree of Science in Mechanical Engineering. He has been the president of many organizations and has extensive experience in the area of project searching, project planning, project development and project management. He is also a Vice Chairman of Chinese Inventions Association of Northern America. Mr Chou joined the Group in October 2004.

Mr MA Kwok Hung, Warren, Group Treasurer, aged 48, joined the Group in August 2004. Mr Ma is a fellow member of the Chartered Association of Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

高層管理人員

周鳴岐先生，行政總裁，52歲，持有機械工程理學士學位。彼曾擔任多間機構之主席，在項目研究、計劃、發展及管理方面擁有豐富經驗。彼為北美中國發明協會（Chinese Inventions Association of Northern America）之副主席。周先生於二零零四年十月加入本集團。

馬國雄先生，集團司庫，48歲，於二零零四年八月加入本集團。馬先生為特許公認會計師公會之資深會員及香港會計師公會會員。

The directors of the Company (the "Directors") submit herewith their annual report together with the audited financial statements for the year ended 31 March 2005.

本公司董事（「董事」）全人謹將截至二零零五年三月三十一日止年度之年報及經審核財務報表呈覽。

PRINCIPAL ACTIVITIES

主要業務

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in note 16 to the financial statements.

本公司之主要業務為投資控股。附屬公司之主要業務及其他詳情列載於財務報表附註16。

The analyzes of the principal activities and geographical locations of the operations of the Group during the financial year are set out in note 4 to the financial statements.

本集團於本財政年度之主要業務和經營地區分析列載於財務報表附註4。

MAJOR CUSTOMERS AND SUPPLIERS

主要客戶及供應商

In the year under review, turnover attributable to the Group's five largest customers accounted for less than 30% of the total turnover for the year.

於回顧年度，五大客戶所佔本集團營業額不足全年總營業額的30%。

The Group is principally engaged in strategic investments and capital market activities. In the opinion of the Directors, it is therefore of no value to disclose details of the Group's suppliers.

本集團主要經營策略性投資及資本市場活動。因此，董事認為披露本集團供應商之資料並無參考價值。

At no time during the year have the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had any interest (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) in these major customers and suppliers.

於年內任何時間，董事、彼等之聯繫人士或就董事所知持有本公司已發行股本5%以上之任何股東，概無擁有該等主要客戶及供應商之任何權益（定義見香港聯合交易所證券上市規則（「上市規則」））。

FINANCIAL STATEMENTS

財務報表

The loss of the Group for the year ended 31 March 2005 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 29 to 80.

本集團截至二零零五年三月三十一日止年度之虧損及本公司與本集團於該日之財務狀況列載於第29至80頁之財務報表內。

The Directors do not recommend the payment of any dividends in respect of the year ended 31 March 2005 (2004: HK$Nil).

董事不建議派發截至二零零五年三月三十一日止年度之股息（二零零四年：零港元）。

FIXED ASSETS

固定資產

Details of movements in fixed assets during the year are set out in note 14 to the financial statements.

年內固定資產之變動詳情列載於財務報表附註14。

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are set out in note 24 to the financial statements.

ACCUMULATED LOSSES AND RESERVES

Details of movements in accumulated losses and reserves of the Company and the Group during the year are set out in note 25 to the financial statements.

DIRECTORS

The Directors during the financial year and up to the date of this report were:

Executive Directors
Chan How Chung, Victor *(Chairman)*
Lee Huei Lin
Chan Wai Kwong, Peter
Chu Chik Ming, Jack (appointed on 7 February 2005)
Seligman Pierre (appointed on 7 February 2005)

Independent Non-executive Directors
Chow Siu Ngor
Yin Tat Man (appointed on 30 September 2004)
Chan Pei Cheong, Andy (appointed on 30 September 2004)
Ting Leung Huel, Stephen (resigned on 30 September 2004)

In accordance with bye-law 88 of the Company's bye-laws, Mr Chan Wai Kwong, Peter retires and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

In accordance with bye-law 86(2) of the Company's bye-laws, Mr Chu Chik Ming, Jack, Mr Seligman Pierre, Mr Yin Tat Man and Mr Chan Pei Cheong, Andy retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

股本

年內本公司股本變動詳情列載於財務報表附註24。

累計虧損及儲備

年內本公司及本集團之累計虧損及儲備變動詳情列載於財務報表附註25。

董事

本財政年度內及截至本報告日期，本公司董事如下：

執行董事
陳孝聰 *（主席）*
李慧玲
陳為光
朱植明 （於二零零五年二月七日獲委任）
Seligman Pierre （於二零零五年二月七日獲委任）

獨立非執行董事
鄒小岳
袁達文 （於二零零四年九月三十日獲委任）
陳庇昌 （於二零零四年九月三十日獲委任）
丁良輝 （於二零零四年九月三十日辭任）

根據本公司之公司細則第88條，陳為光先生依章告退，惟合資格並願意在即將召開之股東週年大會上膺選連任。

根據公司細則第86(2)條，朱植明先生、Seligman Pierre先生、袁達文先生及陳庇昌先生依章告退，惟合資格並願意在即將召開之股東週年大會上膺選連任。

DIRECTORS' SERVICE CONTRACTS

No Director proposed for re-election and re-appointment at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory compensation.

董事的服務合約

擬在即將召開之股東週年大會上膺選連任之董事概無與本公司或任何附屬公司訂立如不作出賠償（法定賠償除外）則不能於一年內終止之服務合約。

DIRECTORS' INTERESTS IN CONTRACTS

Details of the Directors' interests in contracts are set out in note 29 to the financial statements.

Save as disclosed above, no contract of significance to which the Company, its holding company, its fellow subsidiaries or any of its subsidiaries was a party, in which a Director had a material interest, subsisted at the end of the year or at any time during the year.

董事所佔合約權益

董事所佔合約權益之詳情載於財務報表附註29。

除上文披露者外，本公司、其控股公司、其同集團附屬公司或其任何附屬公司在年終時或本年度內任何時間，概無訂立任何令董事擁有重大權益之重要合約。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 31 March 2005, the interests or short positions of the Directors and chief executives and their associates in the shares of the Company as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

Long Position in the ordinary shares of HK$0.01 each (the "Shares") in the Company

董事及主要行政人員之證券權益

於二零零五年三月三十一日,董事及本公司主要行政人員及彼等之聯繫人士於本公司之股份中擁有根據證券及期貨條例(「證券及期貨條例」)第352條須記錄在本公司存置之名冊上之權益及淡倉或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益或淡倉如下:

於本公司每股0.01港元普通股(「股份」)之好倉

Name of Director 董事姓名	Number of Shares 股份數目	Type of interest 權益類別	Percentage of issued share capital 佔已發行股本百分比
Chan How Chung, Victor ("Mr Chan") 陳孝聰(「陳先生」)	689,060,662 *(Note a)* *(附註a)*	Interest in controlled corporations 受控制公司權益	25.03%
Seligman Pierre ("Mr Seligman") (「Seligman先生」)	23,100,000 *(Note b)* *(附註b)*	Beneficial 實益	0.84%

Notes:

a. Of the 689,060,662 Shares beneficially owned by Mr Chan, 258,052,510 and 360,000 Shares are held by Mega Market Assets Limited and Sino Success Development Corp. respectively, both of which are wholly-owned by Mr Chan. The remaining 413,881,152 Shares and 16,767,000 Shares are held by RPI Holdings Limited and REXCAPITAL International Limited respectively. The entire share capital of RPI Holdings Limited is owned as to 75% by Mr Chan and as to 25% by Miss Lee Huei Lin, a Director. The entire share capital of REXCAPITAL International Limited is owned as to 75% by Mr Chan, as to 12.5% by Miss Lee Huei Lin and as to 12.5% by an independent third party.

b. Mr Seligman is beneficially interested in 23,100,000 options granted by the Company.

附註:

a. 由陳先生實益擁有之689,060,662股股份當中,258,052,510股及360,000股股份分別由陳先生全資擁有之公司Mega Market Assets Limited及Sino Success Development Corp.持有,其餘413,881,152股及16,767,000股股份,分別由陳先生擁有75%及董事李慧玲小姐擁有25%之RPI Holdings Limited持有。REXCAPITAL International Limited由陳先生擁有75%權益、李慧玲小姐擁有12.5%權益及一名獨立第三者擁有12.5%權益。

b. Seligman先生實益擁有本公司授出之23,100,000份購股權。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES *(continued)*

Save as disclosed above, as at 31 March 2005, none of the Directors or chief executives, nor their associates, had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTIONS

The following is a summary of the principal terms of the share option scheme adopted by the Company on 29 July 2002 (the "Scheme").

The purpose of the Scheme is to enable the Company to grant options to employees, executives or officers of the Company or any of its subsidiaries and other persons who have made a contribution to the Group as incentives and/or rewards for their contributions to the Company or its subsidiaries.

According to the Scheme, the Board may grant options to the eligible participants as defined in the Scheme to subscribe for such number of shares as the Board may determine. Options granted should be accepted within 30 days from the date of offer. Upon acceptance of the options, the grantee shall pay HK$1 to the Company by way of consideration for the grant.

The exercise price of options shall be determined by the Board, save that such price will not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheet for the five business days immediately preceding the date of grant; or (c) the nominal value of a share.

董事及主要行政人員之證券權益（續）

除上文所述者外，於二零零五年三月三十一日，各董事或主要行政人員或彼等之聯繫人士概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證中擁有任何根據證券及期貨條例第352條須記錄在名冊上之權益或淡倉或根據標準守則須知會本公司及聯交所之權益或淡倉。

購股權

以下為本公司於二零零二年七月二十九日採納之購股權計劃（「該計劃」）之主要條款概要。

該計劃旨在使本公司可向曾對本集團作出貢獻之本公司或其任附屬公司僱員、行政人員或高級職員以及其他人士授出購股權，作為彼等對本公司或其附屬公司作出貢獻之獎勵及／或回報。

根據該計劃，董事會可向該計劃所界定之合資格參與者授出購股權，以認購董事會所釐定數目之股份。授出之購股權須自邀約日期起計30日內接納。接納購股權時，承授人須向本公司支付1港元作為獲授購股權之代價。

購股權之行使價由董事會釐定，惟不得低於(a)授出購股權當日（須為營業日）聯交所每日報價表所示之股份收市價；(b)截至授出購股權日期前五個營業日聯交所每日報價表所示之股份平均收市價；或(c)股份面值（以最高者為準）。

SHARE OPTIONS *(continued)*

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company must not exceed 10% of the issued share capital of the Company on the date of approval and adoption of the Scheme provided that the Company may at any time seek approval from its shareholders to refresh the limit to 10% of the shares in issue as at the date of approval by the shareholders in general meeting where such limit is refreshed. Options previously granted under any share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with such schemes or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the Scheme and any other share option scheme(s) of the Company (including exercised and outstanding options) to each eligible participant in any 12-month period up to the date of grant shall not exceed 1% of the shares in issue as at the date of grant. Options granted to substantial shareholders or independent non-executive Directors or their respective associates (as defined in the Listing Rules) in excess of 0.1% of the Company's issued share capital on the date of grant or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no options can be exercised more than 10 years after it has been granted. There is no general requirement that an option must be held for any minimum period before it can be exercised. The Scheme will expire on 29 July 2012.

The Directors do not consider it appropriate to disclose a theoretical value of the share options granted during the year because in the absence of a readily available market value of the share options on the ordinary shares of the Company, any calculation of the value of options ascertained on various theoretical bases and subjective assumptions will not be meaningful and may be misleading to shareholders in the circumstances.

The total number of Shares available for issue under the Scheme was 376,717,006 Shares (representing 13.69% of the Shares in issue as at the date of this report).

購股權 *(續)*

因行使根據該計劃及本公司任何其他購股權計劃授出之所有購股權而可發行之股份上限，不得超過批准及採納該計劃當日本公司已發行股本之10%；惟本公司可隨時徵求股東批准將上限重新釐定為股東於股東大會上批准重新釐定上限當日之已發行股份之10%。計算重新釐定之上限時，先前根據本公司任何購股權計劃授出之購股權（包括根據該等計劃尚未行使、已註銷、已失效或已行使之購股權）不會計算在內。

於截至授出購股權日期之前任何12個月內，因行使各合資格參與者根據該計劃及本公司任何其他購股權計劃獲授之購股權（包括已行使及未行使之購股權）而已發行及可發行之股份總數，不得超過授出購股權當日之已發行股份之1%。倘向主要股東或獨立非執行董事或彼等各自之聯繫人士（定義見上市規則）授出超逾本公司於授出日期之已發行股本之0.1%或價值超出5,000,000港元之購股權，則須先經本公司股東批准。

購股權行使期將由董事會全權釐定，惟授出購股權日期起計10年後不可行使購股權。本公司並無規定行使前必須持有購股權之最短期限。該計劃將於二零一二年七月二十九日屆滿。

由於涉及本公司普通股的購股權並無可供參考的市值，根據多項理論性基準及主觀假設計算的購股權價值將無意義及可能誤導股東，故此，董事認為披露於年內所授出購股權的理論價值並不恰當。

根據該計劃可予發行之股份總數為376,717,006股，佔於本報告日期之已發行股份13.69%。

SHARE OPTIONS *(continued)*

購股權 *(續)*

The movements in share options granted under the Scheme during the year are shown below:

於本年內就該計劃所授出購股權之變動如下：

	Number of options 購股權數目							
Name/ Category of participant 姓名／參與人類別	At 1 April 2004 於二零零四年四月一日	Granted during the year 年內授出	Exercised during the year 年內行使	Lapsed during the year 年內失效	At 31 March 2005 於二零零五年三月三十一日	Date of offer to grant options 購股權授出日期	Exercise price per share (HK$) 每股行使價(港元)	Exercisable period 可行使期間
Seligman Pierre *(Director) (董事)*	-	23,100,000	-	-	23,100,000	25/11/2004 *(note b)* *(附註b)*	0.0880	20/12/2004 - 19/12/2014
Other eligible participants 其他合資格參與人士	32,234,012	-	-	(16,117,006)	16,117,006	22/12/2003	0.1600	2/1/2004 - 1/1/2014
	-	85,469,970	(85,469,970) *(note c)* *(附註c)*	-	-	15/9/2004 *(note a)* *(附註a)*	0.0448	27/9/2004 - 26/9/2014
	-	62,300,000	-	-	62,300,000	25/11/2004 *(note b)* *(附註b)*	0.0880	20/12/2004 - 19/12/2014
Total 總數	32,234,012	170,869,970	(85,469,970)	(16,117,006)	101,517,006			

Notes:

a. The closing price of the Shares on 14 September 2004, being the date immediately before the date of grant of such options, was HK$0.042.

b. The closing price of the Shares on 24 November 2004, being the date immediately before the date of grant of such options, was HK$0.09.

c. The weighted average closing price of the Shares immediately before the dates on which the options were exercised was HK$0.045.

附註：

a. 股份於二零零四年九月十四日（即緊接有關購股權授出日期前之日）之收市價為0.042港元。

b. 股份於二零零四年十一月二十四日（即緊接有關購股權授出日期前之日）之收市價為0.09港元。

c. 股份於緊接購股權行使日期前之加權平均收市價為0.045港元。

ARRANGEMENTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed above, at no time during the year was the Company, its holding company, its fellow subsidiaries or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

購買股份或債券之安排

除上文披露者外，本公司、其控股公司、其同集團附屬公司或其任何附屬公司於年內任何時間概無參與任何安排，致使各董事可藉購入本公司或任何其他公司之股份或債券而獲益。

DIRECTORS' INTERESTS IN COMPETING BUSINESS

董事於競爭性業務中之權益

Pursuant to Rule 8.10(2) of the Listing Rules, details of the interests held by the Directors in business which is considered to compete or are likely to compete, either directly or indirectly, with the business of the Group, are disclosed as follows:

根據上市規則第8.10(2)條，董事所擁有而與或可能與本集團業務有直接或間接競爭之業務權益詳情披露如下：

Name of company 公司名稱	Competing business 競爭性業務
REXCAPITAL Finance Limited ("RFL") 御泰信貸有限公司（「御泰信貸」）	Money lending 貸款
RPI Finance Limited ("RPI") 御泰財務有限公司（「御泰財務」）	Money lending 貸款
TKR Finance Limited ("TKR") (in liquidation) 鼎康御泰財務有限公司（「鼎康御泰財務」）（清盤中）	Money lending 貸款

Mr Chan How Chung, Victor is a director of the above companies and is deemed to be their substantial shareholder. Miss Lee Huei Lin is a director of these companies. The terms and conditions of the financing loans of each of RFL, RPI and TKR are market driven and agreed at arm's length between the borrowers and the financiers. When making decisions on the above competing businesses, the relevant Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the best commercial interest of the Group.

陳孝聰先生為上述公司之董事及被視為其主要股東。李慧玲小姐為上述公司之董事。御泰信貸、御泰財務及鼎康御泰財務各自之財務貸款之條款及條件均由市場導向並由借貸雙方經公平磋商協定。於制訂上述競爭業務之決策時，有關董事（於履行彼等作為本公司董事之職務時）經已並將會繼續採取符合本集團最佳商業利益之行動。

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2005, the interests or short positions of the following parties in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO were as follows:

主要股東

於二零零五年三月三十一日,按本公司根據證券及期貨條例第336條須存置之登記冊所載,下列各方於本公司股份中擁有之權益或淡倉如下:

Long Position in the Shares

於股份之好倉

Name of shareholder 股東名稱	Number of Shares 股份數目	Type of interest 權益類別	Percentage of issued share capital 佔已發行股本百分比
RPI Holdings Limited	413,881,152 *(Note a)* (附註a)	Beneficial owner 實益擁有人	15.04%
Mega Market Assets Limited	258,052,510 *(Note b)* (附註b)	Beneficial owner 實益擁有人	9.38%

Notes:

a. RPI Holdings Limited is owned as to 75% by Mr Chan. The interest disclosed herein represents part of the 689,060,662 Shares in which Mr Chan was taken to be interested as disclosed in the paragraph headed "Directors' and Chief Executives' Interests in Securities" above.

b. Mega Market Assets Limited is wholly-owned by Mr Chan. The interest disclosed herein represents part of the 689,060,662 Shares in which Mr Chan was taken to be interested as disclosed in the paragraph headed "Directors' and Chief Executives' Interests in Securities" above.

附註:

a. RPI Holdings Limited 由陳先生擁有75%權益。上述披露之權益乃為上文「董事及主要行政人員之證券權益」一節所披露有關陳先生被視為擁有權益之689,060,662股股份之其中一部份。

b. Mega Market Assets Limited 由陳先生全資擁有。上述披露之權益乃為上文「董事及主要行政人員之證券權益」一節所披露有關陳先生被視為擁有權益之689,060,662股股份之其中一部份。

Save as disclosed above, the register required to be kept under section 336 of the SFO shows that as at 31 March 2005, the company had not been notified of any other person who had an interest or short position in the shares and underlying shares of the company.

除上文所披露者外,根據證券及期貨條例第336條置存之登記冊所顯示,於二零零五年三月三十一日,本公司並無獲知會任何其他人士於本公司股份或相關股份中擁有權益或淡倉。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries have not purchased, sold or redeemed any of the Company's listed securities during the year ended 31 March 2005.

購買、出售或贖回本公司之上市證券

本公司及其附屬公司於截至二零零五年三月三十一日止年度概無購買、出售或贖回本公司之上市證券。

CONNECTED TRANSACTIONS

Particulars of connected transactions of the Company and the Group during the year ended 31 March 2005 are set out in note 29 to the financial statements. Other than as disclosed therein, there was no other connected transaction of the Company and the Group during the year ended 31 March 2005.

關連交易

本公司及本集團於截至二零零五年三月三十一日止年度之關連交易詳情列載於財務報表附註29。除上述所披露者外，於截至二零零五年三月三十一日止年度，本公司及本集團概無其他關連交易。

BANK LOANS AND OTHER BORROWINGS

Particulars of bank loans and other borrowings of the Company and the Group as at 31 March 2005 are set out from notes 21 to 23 to the financial statements.

銀行貸款及其他借款

本公司及本集團於二零零五年三月三十一日之銀行貸款及其他借款詳情列載於財務報表附註21至23。

FIVE YEAR FINANCIAL SUMMARY

A summary of the consolidated results and of the assets and liabilities of the Group for the last five financial years is set out on pages 81 and 82.

五年財務概要

本集團於過去五個財政年度之綜合業績及資產與負債概要列載於本年報第81及82頁。

RETIREMENT BENEFIT SCHEMES

Particulars of the retirement benefit schemes of the Group are set out in note 30 to the financial statements.

退休福利計劃

本集團退休福利計劃詳情列載於財務報表附註30。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws in Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先認購權

本公司之公司細則或百慕達法例並無有關本公司須按比例向現有股東發售新股之優先認購權規定。

CODE OF BEST PRACTICE

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, throughout the year ended 31 March 2005, in compliance with the Code of Best Practice as previously set out in Appendix 14 to the Listing Rules prior to 1 January 2005, which remains applicable to disclosure in annual reports in respect of accounting periods commencing before 1 January 2005 under the transactional arrangement, except that two out of the three independent non-executive Directors are not appointed for a specific term, but are subject to retirement by rotation at the Company's annual general meeting as specified in the bye-laws of the Company.

最佳應用守則

董事概不知悉任何資料，可合理顯示本公司於截至二零零五年三月三十一日止年度內並未或曾經未有遵守之前載於二零零五年一月一日前生效（根據過渡安排仍然適用於涉及二零零五年一月一日前開始之會計期間之年報之披露）之上市規則附錄十四之最佳應用守則，惟三名獨立非執行董事中，兩名並無固定任期，惟須根據本公司細則在本公司之股東週年大會上輪值告退。

AUDIT COMMITTEE

The audit committee of the Company consisted of Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Chan Pei Cheong, Andy, the three independent non-executive Directors. The primary duties of the audit committee are to review the accounting principles and practices adopted by the Group, and the financial reporting process and internal control system of the Group.

審核委員會

本公司之審核委員會成員為三名獨立非執行董事鄒小岳先生、袁達文先生及陳庇昌先生。審核委員會之主要職責在於檢討本集團採納之會計原則及慣例，以及本集團之財務申報程序及內部控制系統。

AUDITORS

KPMG resigned as auditors of the Company on 11 November 2003. Grant Thornton were appointed subsequently on 14 January 2004. Grant Thornton retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of Grant Thornton is to be proposed at the forthcoming annual general meeting.

核數師

畢馬威會計師事務所於二零零三年十一月十一日辭去核數師一職。均富會計師行已於二零零四年一月十四日被委派繼任。均富會計師行即將告退，惟符合資格並願膺選連任。在即將召開之股東週年大會上將提呈決議案，續聘均富會計師行為本公司核數師。

By order of the Board

Chan How Chung, Victor
Chairman

Hong Kong, 28 July 2005

承董事會命

主席
陳孝聰

香港，二零零五年七月二十八日

Certified Public Accountants
Member of
Grant Thornton International

Grant Thornton
均富會計師行

To the members of
REXCAPITAL International Holdings Limited
(incorporated in Bermuda with limited liability)

致
御泰國際控股有限公司各股東
(於百慕達註冊成立之有限公司)

We have audited the financial statements on pages 29 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本會計師行(以下簡稱「我們」)已審核刊於第29至80頁按照香港公認會計原則編製的財務報表。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

董事及核數師的責任

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

公司董事須負責編製真實和公允的財務報表。在編製這些財務報表時，董事必須貫徹採用合適的會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

我們的責任是根據我們審核財務報表的結果，對該等財務報表作出獨立意見，並按照百慕達公司法第九十條的規定，只向整體股東作出報告。除此之外，我們的報告不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔責任。

BASIS OF OPINION

意見的基礎

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants.

我們已按照香港會計師公會頒佈之核數準則進行審核工作。

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團之具體情況，以及有否貫徹運用並足夠披露這些會計政策。

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement.

我們在策劃審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就財務報表是否存在重大的錯誤陳述，作合理的確定。

Grant Thornton
均富會計師行

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

發表意見時，我們已考慮到財務報表中呈列之資料之準確性。我們相信我們的審計已為我們的意見提供合理之基準。

OPINION

意見

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 March 2005 and of the group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

我們認為財務報表真實及公允地反映 貴集團於二零零五年三月三十一日之狀況及 貴集團截至該日止年度之虧損及現金流量，並已按照香港《公司條例》之披露規定妥善編製。

Grant Thornton
Certified Public Accountants
Hong Kong, 28 July 2005

執業會計師
均富會計師行
香港，二零零五年七月二十八日

Consolidated Income Statement

For the year ended 31 March 2005

綜合收益表

截至二零零五年三月三十一日止年度

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Turnover	**營業額**	3	**48,174**	61,184
Other income	其他收入	5	**1,678**	242
Cost of trading securities sold	已售交易證券成本		**(38,602)**	(46,615)
Unrealized loss on trading securities carried at fair value	以公允價值列賬之交易證券之未變現虧損		**(21,569)**	(4,643)
Staff costs	僱員成本		**(6,130)**	(7,500)
Depreciation	折舊		**(1)**	(7)
Other operating expenses	其他經營開支		**(6,963)**	(7,397)
Provision for other receivables	其他應收款項撥備			
– disposal of subsidiaries	一出售附屬公司	18	**(350,000)**	–
– others	一其他		**(1,476)**	(232)
Loss from operations	**經營虧損**	6	**(374,889)**	(4,968)
Finance costs	融資成本	7	**(908)**	(2,225)
Non-operating income	非經營收入	8	**1**	5,058
Loss before taxation	**除稅前虧損**		**(375,796)**	(2,135)
Taxation	稅項	9	**(517)**	–
Loss after taxation	**除稅後虧損**		**(376,313)**	(2,135)
Minority interests	少數股東權益		**–**	9
Loss attributable to shareholders	**股東應佔虧損**	10	**(376,313)**	(2,126)
Loss per share	**每股虧損**			
Basic	基本	12(a)	**(18.05) cents仙**	(0.14) cents仙
Diluted	攤薄	12(b)	**(18.05) cents仙**	(0.14) cents仙

The notes on pages 35 to 80 form part of these financial statements. 第35至80頁之附註屬本財務報表一部份。

Consolidated Balance Sheet
As at 31 March 2005
綜合資產負債表
於二零零五年三月三十一日

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
ASSETS AND LIABILITIES	**資產及負債**			
Non-current assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	14	3	4
Goodwill	商譽	15	47,890	50,602
Investments in securities	投資證券	17(a)	–	–
			47,893	50,606
Current assets	**流動資產**			
Trading securities	交易證券	17(b)	13,388	39,598
Trade and other receivables	應收賬款及其他應收款項	18	35,954	390,613
Tax recoverable	可收回稅項		674	674
Cash and cash equivalents	現金及現金等價物	19	7,841	1,217
			57,857	432,102
Current liabilities	**流動負債**			
Other payables and accrued charges	其他應付款及應計費用	20	3,151	7,352
Amount due to a related party	應付關連公司款項	21	9,395	–
Provision for taxation	稅項撥備		517	–
Other loans	其他貸款	22	6,752	10,073
Convertible notes	可換股票據	23	–	45,000
			19,815	62,425
Net current assets	**流動資產淨值**		38,042	369,677
Total assets less current liabilities/net assets	**總資產減流動負債/資產淨值**		85,935	420,283
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	24	27,525	17,094
Reserves	儲備	25(a)	58,410	403,189
Shareholders' funds	**股東資金**		85,935	420,283

The financial statements were approved and authorized for issue by the board on 28 July 2005 and are signed on behalf of the board by:

財務報表已於二零零五年七月二十八日獲董事會核准及授權刊發，並由下列董事會代表簽署：

Chan How Chung, Victor
陳孝聰
Chairman
主席

Lee Huei Lin
李慧玲
Director
董事

The notes on pages 35 to 80 form part of these financial statements.

第35至80頁之附註屬本財務報表一部份。

Balance Sheet
As at 31 March 2005

資產負債表
於二零零五年三月三十一日

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
ASSETS AND LIABILITIES	**資產及負債**			
Non-current asset	**非流動資產**			
Interests in subsidiaries	附屬公司權益	16	**93,639**	453,880
Current assets	**流動資產**			
Trade and other receivables	應收賬款及其他應收款	18	**4,701**	–
Cash and cash equivalents	現金及現金等價物	19	**7,741**	1,141
			12,442	1,141
Current liabilities	**流動負債**			
Other payables and accrued charges	其他應付款及應計費用	20	**2,851**	3,026
Amount due to a related party	應付關連公司款項	21	**9,395**	–
Convertible notes	可換股票據	23	**–**	45,000
			12,246	48,026
Net current assets/(liabilities)	**流動資產／(負債)負債淨值**		**196**	(46,885)
Total assets less current liabilities/net assets	**總資產減流動負債／資產淨值**		**93,835**	406,995
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	24	**27,525**	17,094
Reserves	儲備	25(b)	**66,310**	389,901
Shareholders' funds	**股東資金**		**93,835**	406,995

The financial statements were approved and authorized for issue by the board on 28 July 2005 and are signed on behalf of the board by:

財務報表已於二零零五年七月二十八日獲董事會核准及授權刊發，並由下列董事會代表簽署：

Chan How Chung, Victor
陳孝聰
Chairman
主席

Lee Huei Lin
李慧玲
Director
董事

The notes on pages 35 to 80 form part of these financial statements.

第35至80頁之附註屬本財務報表一部份。

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Shareholders' equity at 1 April	**於四月一日之股東權益**		**420,283**	373,148
Loss for the year	年度虧損		**(376,313)**	(2,126)
Movements in share capital:	股本變動：			
Shares issued on placement/ subscription	因配售／認購而發行股份	24	**3,400**	1,800
Shares issued on conversion of convertible notes	因兌換可換股票據而發行股份	24	**6,176**	1,732
Shares issued upon exercise of share options	因行使購股權而發行股份	24	**855**	483
Share premium received from issuance of shares, less expenses	發行股份所獲股份溢價，扣除費用後	25(a)	**31,534**	45,246
Net increase in shareholders' equity arising from capital transactions with shareholders	與股東進行資本交易所產生之股東權益增加淨額		**41,965**	49,261
Shareholders' equity at 31 March	**於三月三十一日之股東權益**		**85,935**	420,283

The notes on pages 35 to 80 form part of these financial statements. 第35至80頁之附註屬本財務報表一部份。

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Cash flows from operating activities	**經營活動產生的現金流量**			
Loss before taxation and minority interests	除稅及少數股東權益前虧損		**(375,796)**	(2,135)
Adjustments for:	調整項目：			
Interest expenses	利息開支		**908**	2,225
Other interest income	其他利息收入		**(1)**	(102)
Depreciation	折舊		**1**	7
Amortization of goodwill	商譽攤銷		**2,712**	2,712
Provision for other receivables	其他應收款項撥備		**351,476**	232
Gain on disposals of subsidiaries	出售附屬公司之收益	26	**–**	(5,045)
Unrealized loss on trading securities carried at fair value	以公允價值列賬之交易證券之未變現虧損		**21,569**	4,643
Operating profit before working capital changes	營運資金變動前經營溢利		**869**	2,537
Decrease/(Increase) in trading securities	交易證券減少／(增加)		**4,641**	(38,921)
Decrease/(Increase) in trade and other receivables	應收賬款及其他應收款項減少／(增加)		**3,183**	(36,618)
(Decrease)/Increase in other payables and accrued charges	其他應付款及應計費用(減少)／增加		**(4,201)**	961
Cash generated from/(used in) operations	經營業務所得／(所用)現金		**4,492**	(72,041)
Hong Kong Profits Tax paid	已付香港利得稅		**–**	(169)
Net cash generated from/(used in) operating activities	*經營活動所得／(所用)現金淨額*		**4,492**	(72,210)
Cash flows from investing activities	**投資活動產生的現金流量**			
Net cash inflow from disposal of subsidiaries	出售附屬公司之現金流入淨額	26	**–**	49,994
Other interest received	其他已收利息		**1**	102
Net cash generated from investing activities	*投資活動所得現金淨額*		**1**	50,096

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Cash flows from financing activities	**融資活動產生的現金流量**			
Interest paid	已付利息		**(507)**	(1,047)
Proceeds from other loans	新增其他貸款		**6,568**	9,064
Repayments of bank loans and other loans	償還銀行貸款及其他貸款		**(9,955)**	(17,413)
Repayment of convertible notes	償還可換股票據		**(10,940)**	(631)
Proceeds from issue of shares, net of expense	扣除開支後發行股份所得款項		**13,136**	17,525
Proceeds from exercise of share options	行使購股權所得款項		**3,829**	7,736
Net cash generated from financing activities	*融資活動所得現金淨額*		**2,131**	15,234
Net increase/(decrease) in cash and cash equivalents	**現金及現金等價物增加／(減少)淨額**		**6,624**	(6,880)
Cash and cash equivalents at 1 April	**於四月一日之現金及現金等價物**		**1,217**	8,097
Cash and cash equivalents at 31 March	**於三月三十一日之現金及現金等價物**	*19*	**7,841**	1,217

1. GENERAL INFORMATION

REXCAPITAL International Holdings Limited (the "Company") was incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The principal activity of the Company is investment holding. Its subsidiaries (together with the Company referred to as the "Group") are mainly engaged in provision of investment advisory services, participation in primary and secondary securities market and money lending.

1. 一般資料

御泰國際控股有限公司(「本公司」)於百慕達成立，股份於香港聯合交易所有限公司(「聯交所」)上市。本公司之主要業務為投資控股，其附屬公司(與本公司合稱「本集團」)主要業務包括提供投資顧問服務、參與主要及次要證券市場活動及借貸業務。

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

The financial statements on pages 29 to 80 are prepared in accordance with and comply with all applicable Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The financial statements are prepared under the historical cost convention as modified by the revaluation of trading securities at fair value.

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year. All material intercompany transactions and balances within the Group are eliminated on consolidation.

2. 主要會計政策

編製本財務報表採納之主要會計政策載列如下：

(a) 編製基準

本財務報表第29至80頁，乃按照及符合香港會計師公會頒佈的所有適用之香港財務報告準則，以及香港《公司條例》及聯交所證券上市規則(「上市規則」)之披露要求而編製。本財務報表乃按歷史成本規定編製，並就交易證券按公允價值重估而作出修訂。

(b) 綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日止年度之財務報表。集團內公司間之重大交易及結餘均已於綜合賬目時對銷。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Basis of consolidation *(continued)*

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill taken to reserves and which was not previously charged or recognized in the consolidated income statement.

(c) Subsidiaries

Subsidiaries are those enterprises controlled by the Company.

Control exists when the Company has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment losses. The results of the subsidiaries are accounted for by the Company on the basis of dividends received and receivable at the balance sheet date.

(d) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired as at the date of acquisition. In respect of subsidiaries, goodwill is amortized to the consolidated income statement on a straight-line basis over its estimated useful life. Goodwill is stated in the consolidated balance sheet at original amount less accumulated amortization and impairment losses.

2. 主要會計政策 *(續)*

(b) 綜合基準 *(續)*

年內收購或出售之附屬公司之有關業績，分別由收購生效日期起計入綜合收益表或計至出售生效日期（選適用者）。出售附屬公司之盈虧乃指出售所得款項與本集團應佔該附屬公司之資產淨值之相差金額，並包括任何並未於綜合收益表攤銷之商譽或直接計入儲備而並未於綜合收益表確認之負商譽。

(c) 附屬公司

附屬公司是指由本公司控制之企業。

當本公司有權支配企業之財務及經營政策，並藉此從其活動中取得利益，則該等企業均視為受本公司控制。

本公司之資產負債表所示於附屬公司之投資是按成本減除減值虧損入賬。附屬公司之業績乃根據於結算日已收及應收之股息由本公司入賬。

(d) 商譽

收購時產生之商譽乃指收購成本超逾本集團於收購之日應佔所收購之可辨識資產與負債公允值之數。在收購附屬公司方面，商譽是按其預計可用年期，以直線法在綜合收益表內攤銷。商譽是按原值減除累計攤銷及減值虧損計入綜合資產負債表。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Goodwill *(continued)*

On disposal of subsidiaries, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which has not been amortized through the consolidated income statement or which has previously been dealt with as a movement in the Group's reserves.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

(e) Property, plant and equipment

(i) Depreciation

Depreciation is provided to write off the cost of property, plant and equipment using the straight line method over the following estimated useful life:

Furniture, fixtures and equipment	4 to 5 years or over the remaining terms of the respective leases, whichever is shorter

(ii) Measurement bases

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the assets if it can be demonstrated that such expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets.

2. 主要會計政策 *(續)*

(d) 商譽 *(續)*

出售附屬公司時，出售之盈虧乃參照有關公司於出售日期之資產淨值計算，當中包括未有在綜合收益表內攤銷或之前已計入本集團之儲備之應佔商譽。

商譽之賬面值會每年檢討並於需要時就減值撇賬。除非減值虧損乃由於屬於特別性質之特定外在事件所致，而該事件預期不會再次發生，且其後發生之外在事件致令該事件之影響扭轉，否則先前已確認之商譽減值虧損並不會予以撥回。

(e) 物業、廠房及設備

(i) 折舊

物業、廠房及設備之折舊乃以直線法按以下估計可使用年期撇銷其成本計算：

傢具、裝置及設備	4至5年或相關租賃剩餘租期，取兩者中較短者

(ii) 計算基準

物業、廠房及設備乃按其成本減累計折舊及減值虧損入賬。資產成本由其購買價及任何直接使資產達致擬定工作狀況及地點作預期用途之應計成本組成。期後有關物業、廠房及設備之開支，倘能證明該項開支能為預期在應用該等資產時所產生之未來經濟效益帶來增長，則該等開支便會加入資產之賬面值。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(e) Property, plant and equipment *(continued)*

(ii) Measurement bases (continued)

When assets are sold or retired, any gain or loss resulting from their disposal, being the difference between the net disposal proceeds and the carrying amount of the assets is included in the consolidated income statement.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to the consolidated income statement on a straight line basis over the lease terms. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

(g) Investments in securities

Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for impairment losses. Provisions are made when the fair value of such securities has declined below the carrying amounts, unless there is evidence that the decline is temporary. The amount of the reduction is recognized as an expense in the consolidated income statement.

Provisions against the carrying value of investment securities are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

2. 主要會計政策 *(續)*

(e) 物業、廠房及設備 *(續)*

(ii) 計算基準 (續)

當資產已變賣或已廢置，任何因此而產生之收益或虧損（即出售所得款項淨額與資產賬面值之差額）乃計入綜合收益表。

(f) 經營租賃

若資產之重大風險及回報均為出租人所有，有關租約即作為經營租約記賬。此等租約之年租支出按租約年期以直線法計算，並於綜合收益表內扣除。所收取之租約獎勵金乃在綜合收益表確認為作出之總租約付款淨額之組成部份。或然租金乃在產生之會計期間在綜合收益表扣除。

(g) 投資證券

持續持有作既定長期用途的投資，歸類為投資證券。投資證券是以成本減去任何減值虧損撥備後記入資產負債表。除非有證據證明減值是暫時性質，否則，當該證券之公允價值下跌至低於賬面金額時，便會提撥減值準備，並在綜合收益表內確認為支出。

在引致撇減或沖銷的情況及事項不再存在，並有令人信服的憑證顯示新的情況及事項將會在可見將來持續下去時，便會將就投資證券的賬面值所提撥的減值準備撥回為收益。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Investments in securities *(continued)*

All other securities, whether held for trading or otherwise, are stated in the balance sheet at fair value. Changes in value are recognized in the consolidated income statement as they arise.

Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the consolidated income statement as they arise.

(h) Foreign currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at the rates of exchange ruling at that date. Gains and losses arising on exchange are dealt with in the consolidated income statement.

(i) Cash and cash equivalents

Cash comprises cash on hand and deposits repayable on demand with any bank or other financial institution.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

2. 主要會計政策 *(續)*

(g) 投資證券 *(續)*

所有其他證券(不論是為買賣還是其他目的持有)均以公允價值記入資產負債表。價值的變動在產生時在綜合收益表內確認。

出售證券投資之盈虧乃根據預期出售所得款項淨額及投資的賬面值之差別計算,並在其出現時計入綜合收益表內。

(h) 外幣

外幣交易按交易日之匯率換算為港幣。以外幣結算之貨幣資產及負債,按結算日之匯率換算為港幣。匯兌所產生之盈虧會計入綜合收益表內。

(i) 現金及現金等價物

現金包括手持之現金及存放於任何銀行或其他金融機構之活期存款。

現金等價物指極流通之短期投資,可隨時轉換為已知金額之現金及僅須承受輕微之價值變動風險。就綜合現金流量表而言,須按要求而償還及組成本集團現金管理之不可分割部份之銀行透支,亦為現金及現金等價物之一部份。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(j) Impairment of assets

The carrying amounts of goodwill, property, plant and equipment and interests in subsidiaries are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in the consolidated income statement.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment losses

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2. 主要會計政策（續）

(j) 資產減值

本集團於各結算日均會檢討商譽、物業、廠房及設備及於附屬公司之權益之賬面值，以決定是否有跡象顯示出現減值。如有任何該等跡象，則會估計資產之可收回金額。減值虧損於資產之賬面值超逾可收回金額時確認。減值虧損會於綜合收益表確認。

(i) 可收回金額之計算

資產之可收回金額乃淨售價與在用價值之較高者。於評估在用價值時，估計之未來現金流量乃以除稅前折讓率折讓至現值。除稅前折讓率乃反映當時對金錢之時間價值評估及資產之特定風險。就並不能產生大量獨立現金流量之資產而言，可收回金額乃以資產所屬之現金產生單位計算。

(ii) 減值虧損撥回

商譽先前確認之減值虧損僅會於預期構成減值虧損之特殊個別外界事件不會重現，而可收回金額之增加明顯與該特定事件之影響逆轉有關時撥回。

就其他資產而言，減值虧損會於用作決定可收回金額之估計改變時撥回。

減值虧損之撥回不得超出假設有關資產於過往年度並無確認減值虧損時原應確認之資產賬面值（扣除折舊及攤銷）。

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(k) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(l) Employee benefits

(i) *Employee entitlements*

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Non-accumulating compensated absences are not recognized until the time of leave.

2. 主要會計政策（續）

(k) 撥備及或然負債

當本公司或本集團因過往之事件負上法律或推定責任，且可能須動用經濟利益以履行責任並得以可靠釐定所承擔之數額，則須就時間及數額不確之負債作出撥備。倘貨幣時間價值重大，則按預期履行有關承擔所須開支之現值撥備。

倘須動用經濟效益的可能性較低，或未能可靠計算所承擔之數額，便會將該承擔列為或然負債。視乎某宗或多宗未來事件會否發生才能確定存在與否的潛在義務，亦會披露為或然負債，除非這類資源外流的可能性甚低，否則亦列為或然負債。

(l) 僱員福利

(i) *僱員應享權利*

僱員之年假權益在僱員有權享用時確認。就僱員直至結算日所提供之服務而享有之估計年假均會作出撥備。

不能累積之補假，並不會在休假前作出確認。

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(l) Employee benefits (continued)

(ii) Pension obligations

The Group contributes to a defined contribution retirement scheme which is available to all employees. Contributions to the scheme by the Group and employees are calculated as a percentage of employees' basic salaries. The retirement benefit scheme cost charged to the consolidated income statement represents contributions payable by the Group to the scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund.

(m) Income tax

Income tax for the year comprises current and deferred taxes.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

2. 主要會計政策 (續)

(l) 僱員福利 (續)

(ii) 退休金責任

本集團為全體僱員而設的指定供款退休金計劃供款。本集團及僱員供款予退休計劃之金額以僱員基本薪金之百分比計算。在綜合收益表支銷之退休金成本指本集團對該計劃之供款。退休計劃之資產與本集團之資產分開持有，由獨立行政之基金管理。

(m) 所得税

本年度所得稅包括當期稅項及遞延稅項。

當期稅項為年內按結算日規定稅率就應課稅收入計算之預期應付稅項，及就以往年度應付稅項所作出之調整。

遞延稅項是指根據財務報表之資產及負債之賬面值及其用於計算應課稅溢利的相應稅基之間的差額所產生之預期應付及可收回稅項，並以資產負債表負債法計算。一般情況之下，所有因應課稅暫時差異而產生之遞延稅項負債均予確認，而遞延稅項資產則按將來應課稅溢利可用作抵銷可扣稅之臨時差額之限額內計算。如暫時性差異是由商譽或就企業合併以外某交易初次確認其他資產或負債而產生，又不影響應課稅溢利及會計溢利，則不予以確認此等資產及負債。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(m) Income tax *(continued)*

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(n) Recognition of revenue

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

(i) Sales of trading securities

Proceeds from disposal of trading securities are accounted for on a trade date basis.

2. 主要會計政策 *(續)*

(m) 所得稅 *(續)*

除非本集團可控制有關暫時性差異之回撥或暫時性差異在可見將來都不能回撥的情況下，由投資附屬公司所產生之暫時性差異，其遞延稅項負債均需予以確認。

遞延稅項資產之賬面值需於每年之結算日作檢討，預期將來沒有足夠應課稅溢利作抵銷之差異，則其相關遞延稅項資產需作相應之扣減。若將可能具有足夠之應課稅溢利，則所作之任何扣減均須進行回撥。

遞延稅項資產及負債均不作折讓現。遞延稅項是根據預期資產兌現及負債償還時之所得稅稅率計算，並於綜合收益表中列入或回撥。若有關項目直接於股東權益中列入或回撥，其遞延稅項亦計入於股東權益中。

(n) 收入確認

收入是在有關交易經濟效益可能會流入本集團，及收入和成本（如適用）能夠可靠地計算時，按以下方法確認：

(i) 出售交易證券

出售交易證券收入是按交易日基準列賬。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(n) Recognition of revenue *(continued)*

(ii) Investment advisory fee, referral fee and placement fee

Investment advisory fee income, referral fee income and placement fee income are recognized when the services are rendered, the income can be reliably estimated and it is probable that the revenue will be received.

(iii) Interest income

Interest income is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

(o) Borrowing costs

All borrowing costs are charged to the consolidated income statement in the year in which they are incurred.

(p) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(q) Discontinuing operations

A discontinuing operation is a clearly distinguishable component of the Group's business that is disposed of or abandoned pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

2. 主要會計政策（續）

(n) 收入確認（續）

(ii) 投資顧問費、轉介費及配售服務費

投資顧問費收入、轉介費收入及配售服務費收入於服務已提供、收入能可靠估計及可能取得收益之情況下確認。

(iii) 利息收入

利息收入以時間比例為基準，按尚餘本金及適用利率計算。

(o) 借貸成本

所有借貸成本均於發生之年度內在綜合收益表支銷。

(p) 有關連人士

倘某一方可直接或間接監控另一方或對另一方之財務及經營決策作出重大影響，則被視為有關連人士；或雙方均受制於共同的監控或共同的重大影響下，亦被視為有關連人士。

(q) 終止經營業務

終止經營業務指本集團業務中一個可清楚劃分並根據單一計劃已出售或放棄經營之部份，其可為業務中一個獨立之主要生產線或經營地區。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(r) Segments

A segment is a distinguishable component of the Group that is either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment, inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses.

2. 主要會計政策 *(續)*

(r) 分部

分部為本集團提供產品或服務(業務分部),或於一個特定經濟環境提供產品或服務(地區分部)並承受或獲得與其他分部不同之風險或回報而可準確劃分之部份。

根據本集團之內部財務報告,本集團決定以業務分部作為主要報告模式,而地區分部則作為次要報告模式。

分部收入、開支、業績、資產及負債包括直接歸屬該分部之項目,以及可合理的撥入該分部之項目。分部收入、開支、資產及負債乃於合併賬目過程中撇銷集團內公司間之結餘及交易前釐定,惟撇銷僅限於屬於單一分部之集團內公司間之結餘及交易。分部間之價格按向外間提供之類似條款計算。

分部資本開支乃於期內購入預計將使用超過一段會計期間之分部資產(包括有形或無形)所產生之總成本。

未分配至分部項目主要包括財務及公司資產、帶息貸款、借貸、公司及融資支出。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(s) Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005.

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. 主要會計政策 *(續)*

(s) 近期頒佈之會計準則

香港會計師公會已頒佈多項全新及經修訂之香港財務報告準則以及香港會計準則(「新香港財務報告準則」),對於二零零五年一月一日或其後開始之會計期間生效。

本集團於編製截至二零零五年三月三十一日止年度之財務報表時,並無提早採納新香港財務報告準則。

本集團已就該等新香港財務報告準則之影響進行評估,惟尚未能斷定該等新香港財務報告準則對其經營業積及財務狀況會否造成重大影響。

3. TURNOVER

3. 營業額

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Turnover represents:	營業額包括:		
Financial advisory services	財務顧問服務	715	5,840
Telecommunications and technology – related services	電訊及科技相關服務	–	2
Interest income from money lending business	貸款業務之利息收入	3,054	208
Proceeds received from sale of trading securities	出售交易證券之所得款項	44,405	55,134
		48,174	61,184

4. SEGMENT REPORTING

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format, with each segment organized and managed separately.

(a) Business segments

Continuing operations:

Strategic investments and capital market activities
- Participation in primary and secondary securities market and provision of capital market advisory services

Financing
- Provision of commercial and personal loans

Discontinued operations:

Telecommunications and technology- related services
- Provision of telecommunications and technology-related services

4. 分部呈報

由於與本集團內部財務申報制度較為符合，故此選擇以業務分部資料為本集團之主要呈報方式。每一分部均分別組織及管理。

(a) 業務分部

持續經營業務：

策略性投資及資本市場活動
- 參與主要及次要證券市場及提供資本市場顧問服務

融資
- 提供商業及個人貸款

已終止經營業務：

電訊及科技相關服務
- 提供電訊及科技相關服務

4. SEGMENT REPORTING *(continued)*

4. 分部呈報 *(續)*

(a) Business segments *(continued)*

(a) 業務分部 *(續)*

		Continuing 經營中				Discontinued 已終止					
		Strategic investments and capital market activities 策略性投資及資本市場活動		Financing 融資		Telecommunications and technology-related services 電訊及科技相關服務		Unallocated 未分配數額		Consolidated 綜合	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Revenue from external customers	來自外界客戶之收入	45,120	60,974	3,054	208	-	2	-	-	48,174	61,184
Segment result	分部業績	(23,148)	(1,006)	3,066	210	-	(65)	-	-	(20,082)	(861)
Unallocated operating income and expenses	未分配經營收入及費用									(354,807)	(4,107)
Loss from operations	經營虧損									(374,889)	(4,968)
Finance costs	融資成本									(908)	(2,225)
Non-operating income	非經營收入							1	5,058	1	5,058
Loss before taxation	除稅前虧損									(375,796)	(2,135)
Taxation	稅項									(517)	-
Loss after taxation	除稅後虧損									(376,313)	(2,135)
Minority interests	少數股東權益									-	9
Loss attributable to shareholders	股東應佔虧損									(376,313)	(2,126)
Depreciation for the year	年內折舊	-	-	-	-	-	5	1	2	1	7
Amortization of goodwill for the year	年內商譽攤銷	2,712	2,712	-	-	-	-	-	-	2,712	2,712
Segment assets	分部資產	66,885	94,038	31,023	37,508	-	-	7,842	351,162	105,750	482,708
Segment liabilities	分部負債	(6,780)	(14,156)	(532)	(15)	-	-	(12,503)	(48,254)	(19,815)	(62,425)
Provision for other receivables	其他應收款項撥備	1,476	232	-	-	-	-	350,000	-	351,476	232
Unrealized loss on trading securities carried at fair value	以公允值列賬之交易證券之未變現虧損	21,569	4,643	-	-	-	-	-	-	21,569	4,643

The Group did not have any inter-segment sales during either years.

本集團於此兩年內並無分部業務間之銷售。

4. SEGMENT REPORTING (continued)

(b) Geographical segments

The Group participates in two principal economic environments: Hong Kong and other areas of China.

In presenting information on the basis geographical segments, segment revenue is based on the country where the contract is signed or the order is placed. Segment assets, liabilities and capital expenditure are based on the geographical location of the assets and liabilities.

4. 分部呈報（續）

(b) 地區分部

本集團在兩個主要經濟地區經營，即香港及中國其他地區。

在呈列地區分部資料時，分部收入是以簽訂合約或作出指令之國家為計算基準。分部資產、負債及資本開支按資產及負債所在地為計算基準。

		Hong Kong 香港		Other areas of China 中國其他地區		Consolidated 綜合	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Revenue from external customers	來自外界客戶之收入	**3,769**	6,134	**44,405**	55,050	**48,174**	61,184
Segment results	分部業績	**(2,276)**	(2,560)	**(17,806)**	1,699	**(20,082)**	(861)
Segment assets	分部資產	**104,362**	441,905	**1,388**	40,803	**105,750**	482,708
Segment liabilities	分部負債	**(17,025)**	(48,349)	**(2,790)**	(14,076)	**(19,815)**	(62,425)

(c) Discontinued operation

On 18 July 2003, the Group entered into an agreement with an independent third party for the disposal of a 12.5% equity interest in REXCAPITAL Infrastructure Limited, an intermediate holding company investing in the fibre-optic network in China, at a cash consideration of HK$50,000,000.

On 29 October 2003, the Group entered into another sale and purchase agreement with another independent third party pursuant to which the Group disposed of its entire remaining interest in REXCAPITAL Infrastructure Limited at a cash consideration of HK$350,000,000. This transaction was completed during the year ended 31 March 2004, which constituted the discontinuance of the Group's telecommunications and technology-related operations.

(c) 已終止經營業務

於二零零三年七月十八日，本集團與獨立第三方訂立協議，以出售投資於中國光纖網絡之中間控股公司REXCAPITAL Infrastructure Limited之12.5%股本權益，現金代價為50,000,000港元。

於二零零三年十月二十九日，本集團與另一獨立第三方訂立另一項買賣協議，據此，本集團出售其於REXCAPITAL Infrastructure Limited之全部餘下權益，現金代價為350,000,000港元。此項交易已於截至二零零四年三月三十一日止年度內完成，促成本集團終止其電訊及科技相關業務。

4. SEGMENT REPORTING (continued) 4. 分部呈報（續）

(c) Discontinued operation (continued) (c) 已終止經營業務（續）

The telecommunications and technology-related segment is reported in the financial statements for the year ended 31 March 2004 as a discontinued operation. The turnover, results and net assets of that segment as at the dates of disposals were as follows:

電訊及科技相關業務於截至二零零四年三月三十一日止年度之財務報表中呈報為已終止經營業務。該分部於出售日期之營業額、業績及資產淨值如下：

		2004 二零零四年 HK$'000 千港元
Turnover	營業額	2
Other income	其他收入	–
Operating expenses	經營開支	(67)
Loss from operations	經營虧損	(65)
Finance cost	融資成本	–
Loss before taxation	除稅前虧損	(65)
Taxation	稅項	–
Loss for the year	年內虧損	(65)
Total assets	總資產	395,020
Total liabilities	總負債	(39)
Net assets	資產淨值	394,981

The net cash flows attributable to the telecommunications and technology-related segment included in the consolidated cash flow statement are as follows:

計入綜合現金流量表之電訊及科技相關分部現金流量淨額如下：

		2004 二零零四年 HK$'000 千港元
Net cash used in operating activities	經營活動所用之現金淨額	(76)
Net cash generated from investing activities	投資活動產生之現金淨額	–
Total cash outflows	現金流出總額	(76)

5. OTHER INCOME 5. 其他收入

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Secondment services	借調服務	**1,613**	–
Others	其他	**65**	242
		1,678	242

6. LOSS FROM OPERATIONS 6. 經營虧損

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Loss from operations is arrived at after charging:	經營虧損已扣除：		
Amortization of goodwill	商譽攤銷	**2,712**	2,712
Auditors' remuneration	核數師酬金		
– current	－本年度	**390**	850
– overprovision in respect of prior year	－往年超額撥備	**(108)**	–
Operating lease charges in respect of properties	有關物業的經營租賃費用	**306**	990
Staff costs (excluding directors' remuneration and including amount recognized as expenses for defined contribution retirement benefit schemes)	員工成本（不包括董事酬金，但包括確認為開支之退休福利計劃固定供款）	**5,327**	6,664
Amount recognized as expenses for defined contribution retirement benefit schemes	確認為開支之退休福利計劃固定供款	**115**	134

7. FINANCE COSTS 7. 融資成本

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Interest on bank overdrafts, convertible notes and other loans	銀行透支、可轉換票據及其他借貸之利息	**908**	2,225

8. NON-OPERATING INCOME 8. 非經營收入

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Gain on disposals of subsidiaries	出售附屬公司之收益	–	5,045
Others	其他	**1**	13
		1	5,058

9. TAXATION 9. 稅項

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Current tax – Hong Kong Profits Tax for the year	現行稅項－本年度香港利得稅	**517**	–

Hong Kong Profits Tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

香港利得稅乃按稅率17.5%（二零零四年：17.5%）就本年度之估計應課稅溢利作出撥備。

For the year ended 31 March 2005 and 2004, no provision for taxation outside Hong Kong has been made as the companies comprising the Group outside Hong Kong either sustained a loss for taxation purpose or had a tax exemption.

於截至二零零五年及二零零四年三月三十一日止年度，香港境外之本集團各成員公司在計算稅項方面錄得虧損或獲得稅項豁免，故並無為香港以外稅項作出撥備。

9. TAXATION (continued)

9. 稅項(續)

Reconciliation between tax expenses and accounting loss at applicable tax rates is as follows:

按適用稅率計算之稅項支出與會計虧損之對賬表如下:

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Loss before taxation	除稅前虧損	**(375,796)**	(2,135)
Tax effect on loss before taxation calculated at applicable rate	按適用稅率計算之除稅前虧損之稅務影響	**(65,764)**	(373)
Tax effect of non-deductible expenses	不可扣稅支出之稅務影響	**66,919**	1,538
Tax effect of non-taxable revenue	毋須課稅收益之稅務影響	**(1,011)**	(1,358)
Tax losses utilized	已動用稅務虧損	**(20)**	(13)
Tax effect of current year's tax losses not recognized	本年度未確認稅務虧損之稅務影響	**393**	208
Other temporary differences not recognized	其他未確認之短暫差異	**–**	(2)
Actual tax expense	實際稅項支出	**517**	–

At 31 March 2005, the Group had deferred tax assets of HK$3,684,000 (2004: HK$4,191,000) arising from tax losses. The deferred tax assets are not recognized as it is uncertain whether future taxable profit will be available for utilizing the tax losses. Under the current tax legislation, the tax losses can be carried forward indefinitely.

於二零零五年三月三十一日,本集團錄得稅務虧損而產生之遞延稅項資產達3,684,000港元(二零零四年:4,191,000港元)。由於未來會否獲得應課稅溢利以動用稅務虧損仍為未知之數,故此遞延稅項資產並未確認。根據現行稅務條例,稅務虧損可無限期結轉結餘。

10. LOSS ATTRIBUTABLE TO SHAREHOLDERS

10. 股東應佔虧損

The consolidated loss attributable to shareholders includes a loss of HK$355,125,000 (2004: loss of HK$3,218,000) which has been dealt with in the financial statements of the Company.

股東應佔綜合虧損包括一筆已列入本公司財務報表之虧損355,125,000港元(二零零四年:虧損3,218,000港元)。

11. DIVIDEND

11. 股息

The directors do not recommend the payment of a dividend for the year ended 31 March 2005 (2004: HK$Nil) and the Company did not pay any interim dividend during the year.

董事不建議派發截至二零零五年三月三十一日止年度之股息(二零零四年:零港元)。本公司年內亦無支付中期股息。

12. LOSS PER SHARE

(a) Basic loss per share

The calculation of the basic loss per share is based on the loss attributable to shareholders of HK$376,313,000 (2004: loss of HK$2,126,000) and the weighted average number of 2,085,408,000 ordinary shares (2004: 1,537,309,000) in issue during the year.

(b) Diluted loss per share

No diluted loss per share has been presented for both years because the exercise of the Company's outstanding share options would reduce net loss per share.

12. 每股虧損

(a) 每股基本虧損

每股基本虧損乃按股東應佔虧損376,313,000港元（二零零四年：虧損2,126,000港元）及年度內之已發行普通股之加權平均數2,085,408,000股（二零零四年：1,537,309,000股）計算。

(b) 每股攤薄虧損

由於行使本公司之尚未行使購股權會導致每股基本虧損減少，故並無呈列該兩個年度之每股攤薄虧損。

13. DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

Details of the remuneration paid by the Group to the directors and the five highest paid individuals (including directors and employees) for the year are as follows:

(a) Directors' emoluments

13. 董事酬金及最高酬金人士

本集團於年內支付董事及五位最高酬金人士（包括董事及僱員）之詳情如下：

(a) 董事酬金

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Fees	袍金		
Executive directors	執行董事	–	–
Independent non-executive directors	獨立非執行董事	200	233
		200	233
Other emoluments	其他酬金		
Salaries, allowances and benefits in kind	薪金、津貼及非現金利益	591	591
Pension scheme contributions	退休計劃供款	12	12
		603	603
		803	836

13. DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS *(continued)*

13. 董事酬金及最高酬金人士 *(續)*

(a) Directors' emoluments *(continued)*

(a) 董事酬金 *(續)*

The remuneration of the directors is within the following bands:

酬金在以下範圍內之董事人數如下：

		Number of directors 董事人數 2005 二零零五年	2004 二零零四年
HK$Nil – HK$1,000,000	零港元至1,000,000港元	9	6

During the year, none of the directors of the Group waived any emoluments, and no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as compensation for loss of office (2004: NIL).

年內，本集團之董事概無放棄任何酬金，本集團亦無向任何董事支付酬金以作為吸引其加入本集團或其加入本集團時之獎勵或作為離職補償（二零零四年：零港元）。

(b) Five highest paid individuals

(b) 五位最高酬金人士

The five highest paid individuals of the Group for the year include one (2004: one) director of the Company, details of those emoluments are set out above. The emoluments of the remaining four (2004: four) individuals were as follows:

年內本集團五位最高酬金人士之中包括一位（二零零四年：一位）本公司董事，其酬金已載於上文。其餘四位（二零零四年：四位）人士之酬金如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Salaries, allowances and benefits in kind	薪金、津貼及非現金利益	**1,507**	3,981
Pension scheme contributions	退休計劃供款	**39**	24
		1,546	4,005

13. DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS (continued)

13. 董事酬金及最高酬金人士（續）

(b) Five highest paid individuals (continued)

(b) 五位最高酬金人士（續）

The emoluments of the four (2004: four) individuals with the highest emoluments were within the following bands:

四位（二零零四年：四位）最高酬金人士之酬金範圍如下：

		Number of individuals 人數 2005 二零零五年	2004 二零零四年
HK$Nil – HK$1,000,000	零港元至1,000,000港元	3	3
HK$1,000,001 – HK$1,500,000	1,000,001港元至1,500,000港元	1	1

During the year, no emoluments were paid by the Group to the five highest paid individuals of the Group as an inducement to join or upon joining the Group or as compensation for loss of office (2004: HK$Nil).

年內，本集團並無向五位最高酬金人士支付酬金以作為吸引其加入本集團或其加入本集團時之獎勵或作為離職補償（二零零四年：零港元）。

14. PROPERTY, PLANT AND EQUIPMENT

14. 物業、廠房及設備

The Group
本集團

		Furniture, fixtures and equipment 傢具、裝置及設備 HK$'000 千港元	Total 總計 HK$'000 千港元
Cost	**成本**		
At 1 April 2004	於二零零四年四月一日	733	733
At 31 March 2005	**於二零零五年三月三十一日**	733	733
Accumulated depreciation	**累計折舊**		
At 1 April 2004	於二零零四年四月一日	729	729
Charge for the year	本年度之折舊	1	1
At 31 March 2005	**於二零零五年三月三十一日**	730	730
Net book value	**賬面淨值**		
At 31 March 2005	**於二零零五年三月三十一日**	3	3
At 31 March 2004	於二零零四年三月三十一日	4	4

15. GOODWILL

15. 商譽

		HK$'000 千港元
Original amount	原值	
At 1 April 2004 and at 31 March 2005	於二零零四年四月一日及於二零零五年三月三十一日	**54,218**
Accumulated amortization	累計攤銷	
At 1 April 2004	於二零零四年四月一日	3,616
Amortization charge for the year	年內攤銷	2,712
At 31 March 2005	於二零零五年三月三十一日	**6,328**
Net book value	賬面淨值	
At 31 March 2005	於二零零五年三月三十一日	**47,890**
At 31 March 2004	於二零零四年三月三十一日	50,602

Positive goodwill is recognized as expenses on a straight-line basis over 20 years. The amortization of positive goodwill for the year is included in "Other operating expenses" in the consolidated income statement.

正商譽乃以直線法按二十年攤銷。本年度正商譽之攤銷已計入綜合損益表之「其他經營開支」內。

16. INTERESTS IN SUBSIDIARIES

16. 附屬公司權益

		The Company 本公司 2005 二零零五年 HK$'000 千港元	 2004 二零零四年 HK$'000 千港元
Unlisted shares, at cost	非上市股份，按成本入賬	**1**	1
Amounts due from subsidiaries	應收附屬公司款項	**1,032,879**	1,039,307
Less: Provision for doubtful debts	減：呆賬撥備	**(913,182)**	(562,213)
		119,697	477,094
Amounts due to subsidiaries	應付附屬公司款項	**(26,059)**	(23,215)
		93,639	453,880

The amounts due from/to subsidiaries are unsecured, interest free and have no fixed terms of repayment.

應收／應付附屬公司款項為無抵押、免息及無固定還款期。

16. INTERESTS IN SUBSIDIARIES *(continued)*

16. 附屬公司權益 *(續)*

Particulars of the principal subsidiaries at 31 March 2005 are as follows:

於二零零五年三月三十一日之主要附屬公司詳情如下：

Name 名稱	Place of incorporation/ operation 註冊成立／經營地點	Particulars of issued share capital 已發行股本	Percentage of issued capital held by 持有已發行股本百分比 The Group 本集團	 The Company 本公司	Principal activities 主要業務
REXCAPITAL (Hong Kong) Limited 御泰融資(香港)有限公司	Hong Kong 香港	10,000,000 ordinary shares of HK$1 each 10,000,000股普通股每股1港元	100%	–	Provision of investment advisory services 提供投資顧問服務
REXCAPITAL Enterprises Limited 御泰企業有限公司	Hong Kong 香港	2 ordinary shares of HK$1 each 2股普通股每股1港元	100%	–	Provision of management services 提供管理服務
D & M Finance Limited	Hong Kong 香港	2 ordinary shares of HK$1 each 2股普通股每股1港元	100%	–	Money lending 貸款
Golden Chino Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	100%	Participation in primary and secondary securities market 參與主要及次要證券市場活動
REXCAPITAL Group Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	100%	Investment holding 投資控股
REXCAPITAL Technology Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	–	Investment holding 投資控股
REXCAPITAL Financial Services Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	–	Investment holding 投資控股
REXCAPITAL Strategic Investments Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	–	Investment holding 投資控股
REXCAPITAL Management Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	–	Investment holding 投資控股

16. INTERESTS IN SUBSIDIARIES (continued)　16. 附屬公司權益（續）

Name 名稱	Place of incorporation/ operation 註冊成立／經營地點	Particulars of issued share capital 已發行股本	Percentage of issued capital held by 持有已發行股本百分比 The Group 本集團	The Company 本公司	Principal activities 主要業務
Capital View Investments Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	–	Provision of nominee services 提供代理人服務
Twin Star Agents Limited	British Virgin Islands 英屬處女群島	1 ordinary share of US$1 1股普通股每股1美元	100%	–	Holding nominees shares for the Group in Hong Kong 為本集團於香港持有代理人股份
REXCAPITAL Secretarial Services Limited 御泰秘書服務有限公司	Hong Kong 香港	2 ordinary shares of HK$1 each 2股普通股每股1港元	100%	–	Provision of secretarial services 提供秘書服務

17. INVESTMENTS IN SECURITIES
17. 證券投資

(a) Investments in securities
(a) 投資證券

		The Group 本集團 2005 二零零五年 HK$'000 千港元	The Group 本集團 2004 二零零四年 HK$'000 千港元
Unlisted equity securities, at cost	非上市股本證券，按成本入賬	**109,200**	109,200
Less: Provision for diminution in value	減：減值撥備	**(109,200)**	(109,200)
		–	–

(b) Trading securities
(b) 交易證券

		The Group 本集團 2005 二零零五年 HK$'000 千港元	The Group 本集團 2004 二零零四年 HK$'000 千港元
Listed equity securities in Hong Kong, at fair value	於香港上市之股本證券，按公允值入賬	**13,388**	39,598
Market value of listed investments	上市投資之市值	**13,388**	39,598

At 31 March 2005, equity securities listed in Hong Kong of HK$11,018,000 (2004: HK$28,989,000) were pledged as security for other loans of HK$2,787,000 (2004: HK$10,073,000) (note 22).

於二零零五年三月三十一日，於香港上市之11,018,000港元（二零零四年：28,989,000港元）股本證券已予抵押，作為2,787,000港元（二零零四年：10,073,000港元）其他貸款之擔保（附註22）。

18. TRADE AND OTHER RECEIVABLES

18. 應收賬款及其他應收款項

		The Group 本集團		The Company 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Trade receivables	應收賬款	**31,187**	39,297	**–**	–
Deposits, prepayments and other receivables	訂金、預付款及其他應收款項	**4,767**	351,316	**4,701**	–
		35,954	390,613	**4,701**	–

Included in the trade and other receivables are trade receivables amounted to HK$31,187,000 (2004: HK$39,297,000), net of specific allowance for bad and doubtful debts, with the following ageing:

包括於應收賬款及其他應收款項中，為數合共31,187,000港元（二零零四年：39,297,000港元）之應收賬款（已扣除呆壞賬特別撥備），其賬齡如下：

		The Group 本集團	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Within three months	三個月內	**1,005**	37,829
More than three months but less than six months	多於三個月但於六個月內	**444**	1,468
More than six months but less than one year	多於六個月但於一年內	**29,738**	–
More than one year	多於一年	**–**	–
		31,187	39,297

Included in trade receivables are loan receivables amounted to HK$31,020,000 (2004: HK$37,300,000) arising from the money lending business. The loan receivables are unsecured and bear interest at prime rate plus 5% per annum. The credit terms granted to the customers by the Group range from six months to twelve months.

包括於以上應收賬款中，共有31,020,000港元（二零零四年：37,300,000港元）產生自貸款業務。此應收貸款為無抵押並以最優惠利率加5厘收取利息。本集團授予客戶之信貸期由六至十二個月不等。

18. TRADE AND OTHER RECEIVABLES *(continued)*

Included in trade and other receivables is a receivable of HK$350,000,000 representing the unsettled cash consideration from the disposal of the Group's interest comprising 875 fully paid ordinary shares in REXCAPITAL Infrastructure Limited. Pursuant to the sale and purchase agreement dated 29 October 2003, the consideration for the disposal of the Group's interest in REXCAPITAL Infrastructure Limited, amounted to HK$350,000,000. As at 31 March 2005, none of the cash consideration of HK$350,000,000 was settled and there has not been any subsequent settlement up to the date of approval of the financial statements. A full provision has been made in the financial statements in respect of the receivable.

18. 應收賬款及其他應收款項 *(續)*

包括於應收賬款及其他應收款項為350,000,000港元之應收款項，代表出售本集團於REXCAPITAL Infrastructure Limited 的875股已繳足普通股之權益之未收取現金代價。根據二零零三年十月二十九日之買賣協議，出售本集團於REXCAPITAL Infrastructure Limited之權益之代價為350,000,000港元。於二零零五年三月三十一日，350,000,000港元之現金代價均未支付，截至財務報表核准日期為止，亦未有任何其後之付款。於財務報表中已就該應收款項作出全數撥備。

19. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amount:

19. 現金及現金等價物

現金流量表內之現金及現金等價物包括以下於資產負債表之金額：

		The Group 本集團		The Company 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Cash at banks and in hand	現金及銀行結存	**7,841**	1,217	**7,741**	1,141

20. OTHER PAYABLES AND ACCRUED CHARGES

20. 其他應付款及應計費用

		The Group 本集團		The Company 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Other payables and accrued charges	其他應付款及應計費用	**3,151**	7,352	**2,851**	3,026

All of the other payables and accrued charges are expected to be settled within one year.

所有其他應付款及應計費用預期可於一年內償清。

21. AMOUNT DUE TO A RELATED PARTY

The amount due to a related party is unsecured, interest free and has no fixed terms of repayment.

21. 應付關連公司款項

應付關連公司款項為無抵押、免息及無固定還款期。

22. OTHER LOANS

Other loans are repayable within 1 year or on demand as follows:

22. 其他貸款

須於一年內或接獲通知時償還之其他貸款如下：

		The Group 本集團		The Company 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Secured *(note 17(b))*	有抵押 *(附註17(b))*	**2,787**	10,073	**–**	–
Unsecured	無抵押	**3,965**	–	**–**	–
		6,752	10,073	**–**	–

At 31 March 2005, a loan of HK$638,000 (2004: HK$8,010,000) was interest bearing at prime rate per annum and had no fixed terms of repayment. The remaining balance of other loans of HK$2,149,000 (2004: HK$2,063,000) were interest bearing at prime rate plus 3% to 8% per annum and had no fixed terms of repayment.

於二零零五年三月三十一日，一筆為數638,000港元之貸款（二零零四年：8,010,000港元），其年利率乃按最優惠利率計算，並無固定還款期。餘下為數2,149,000港元（二零零四年：2,063,000港元）之其他貸款結餘之年利率乃按最優惠利率加3厘至8厘計算，並無固定還款期。

At 31 March 2005, a loan of HK$3,965,000 (2004: HK$Nil) from a related party was interest bearing at 3% per annum over the prevailing prime lending rate offered by the Hong Kong and Shanghai Banking Corporation Limited and had no fixed terms of repayment.

於二零零五年三月三十一日，一筆來自關連人士為數3,965,000港元之貸款（二零零四年：零港元），其年利率乃按香港上海滙豐銀行有限公司提供的現行最優惠利率加3厘計算，並無固定還款期。

23. CONVERTIBLE NOTES

23. 可換股票據

		The Group and the Company 本集團及本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Current	**短期**		
2% convertible notes	2厘可換股票據	–	45,000

(a) 2% convertible notes

On 13 December 2002, the Company issued the 2% convertible notes (the "2% Notes") of HK$80,000,000 to a related party. The 2% Notes bear interest at a fixed rate of 2% per annum payable semi-annually in arrears on 30 June and 31 December and were due on 12 December 2004. Each of the 2% Notes carry the right to convert, on any business day prior to 5 business days before 12 December 2004, the whole or part of the principal amounts of the 2% Notes into ordinary shares of the Company at the lower of the fixed conversion price, subject to adjustment in certain events, of HK$0.36 per share (the "2% Conversion Price"), and the floating conversion price (being 92% of the arithmetic average of the 4 lowest closing prices per share during the 20 consecutive trading days immediately prior to the relevant exercise date), provided that such price shall exceed the nominal value of the ordinary share, otherwise the conversion price shall be the nominal value of the ordinary shares.

On 24 November 2004, the 2% Notes of HK$7,000,000 were converted into 179,487,179 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.039 per share.

On 25 November 2004, the related party transferred part of the outstanding 2% Notes in the aggregate amount of HK$8,000,000 to two transferees.

(a) 2厘可換股票據

於二零零二年十二月十三日，本公司發行80,000,000港元之2厘可換股票據（「2厘票據」）予一關連人士。該2厘票據按固定年利率2厘計息，利息每半年（即六月三十日及十二月三十一日）繳付一次，將於二零零四年十二月十二日到期。該等2厘票據具有權利可於二零零四年十二月十二日前五個營業日之前任何營業日，將全部或部分2厘票據本金，按固定換股價每股0.36港元（「2厘換股價」，在若干情況下可予調整）及浮動換股價（即緊接有關行使日期之前二十個連續交易日中四個最低每股收市價之算術平均數之92%）兩者之較低者兌換為本公司普通股，惟該價格須高於普通股之面值，否則兌換價須為普通股面值。

於二零零四年十一月二十四日，7,000,000港元之2厘票據按換股價每股0.039港元兌換為179,487,179股每股0.01港元之本公司普通股。

於二零零四年十一月二十五日，關連人士轉讓部份合共8,000,000港元之未兌換2厘票據予兩名承讓人。

23. CONVERTIBLE NOTES (continued)

23. 可換股票據（續）

(a) 2% convertible notes (continued)

(a) 2厘可換股票據（續）

On 29 November 2004, the 2% Notes of HK$8,000,000 were converted into 200,000,000 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.040 per share

於二零零四年十一月二十九日，8,000,000港元之2厘票據按換股價每股0.040港元兌換為200,000,000股每股0.01港元之本公司普通股。

On 30 November 2004, the related party transferred part of the outstanding 2% Notes in the aggregate amount of HK$10,000,000 to two transferees.

於二零零四年十一月三十日，關連人士轉讓部份合共10,000,000港元之未兌換2厘票據予兩名承配人。

On 1 December 2004, the 2% Notes of HK$10,000,000 were converted into 238,095,238 ordinary shares of the Company of HK$0.01 each at a conversion price of HK$0.042 per share.

於二零零四年十二月一日，10,000,000港元之2厘票據按換股價每股0.042港元兌換為238,095,238股每股0.01港元之本公司普通股。

On 13 December 2004, the maturity date, the outstanding 2% Notes of HK$20,000,000 were payable in full as none of them were converted into ordinary shares of the Company. HK$10,940,000 were repaid during the year.

於二零零四年十二月十三日（到期日），由於20,000,000港元之未兌換2厘票據概無兌換為本公司普通股，故已獲全數支付。本年度獲償付共10,940,000港元。

Up to 31 March 2005, the conversion rights of the 2% Notes in the aggregate amount of HK$60,000,000 were exercised as follows:

截至二零零五年三月三十一日，2厘票據合共60,000,000港元之換股權已被行使如下：

		Value of the 2% Notes converted 兌換2厘票據之價值 HK$'000 千港元	Number of ordinary shares 普通股數目 ('000) （千股）	Range of conversion price 換股價範圍 HK$ 港元
During the year ended 31 March 2003	於截至二零零三年三月三十一日止年度內	18,000	112,500	0.16
During the year ended 31 March 2004	於截至二零零四年三月三十一日止年度內	17,000	121,894	0.139 – 0.141
During the year ended 31 March 2005	於截至二零零五年三月三十一日止年度內	25,000	617,582	0.039 – 0.042
		60,000	851,976	

23. CONVERTIBLE NOTES (continued)

(b) 5% convertible notes

On 26 June 2001, the Company issued the 5% convertible notes (the "5% Notes") of HK$100,000,000 to an independent third party. The 5% Notes bear interest at a fixed rate of 5% per annum payable semi-annually in arrears on 30 June and 31 December and were due on 25 June 2004.

Up to 31 March 2004, the conversion rights of the 5% Notes in the aggregate amount of HK$100,000,000 were exercised as follows:

23. 可換股票據（續）

(b) 5%可換股票據

於二零零一年六月二十六日，本公司發行100,000,000港元5厘可換股票據（「5厘票據」）予一獨立第三者。5厘票據按固定年利率5厘計息，利息每半年（即六月三十日及十二月三十一日）繳付一次，並於二零零四年六月二十五日到期。

截至二零零四年三月三十一日，5厘票據合共100,000,000港元之換股權已被行使如下：

		Value of the 5% Notes converted 兌換5厘票據之價值 HK$'000 千港元	Number of ordinary shares 普通股數目 ('000) （千股）	Range of conversion price 換股價範圍 HK$ 港元
During the two year period ended 31 March 2003	於截至二零零三年三月三十一日止兩年度期間	93,000	2,425,735	0.015 – 0.16
During the year ended 31 March 2004	於截至二零零四年三月三十一日止年度內	7,000	51,282	0.132 – 0.143
		100,000	2,477,017	

24. SHARE CAPITAL

24. 股本

		2005 二零零五年 Number of shares 股份數目 ('000) (千股)	2005 二零零五年 HK$'000 千港元	2004 二零零四年 Number of shares 股份數目 ('000) (千股)	2004 二零零四年 HK$'000 千港元
Authorized:	法定股本：				
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股	100,000,000	1,000,000	100,000,000	1,000,000
Issued and fully paid:	已發行及繳足股本：				
At 1 April	於四月一日	1,709,400	17,094	1,307,873	13,079
Shares issued on placement *(note a)*	因配售而發行股份 *(附註a)*	340,000	3,400	180,000	1,800
Issue of shares on conversion of 5% Notes *(note 23(b))*	因兌換5厘票據而發行股份 *(附註23(b))*	–	–	51,282	513
Issue of shares on conversion of 2% Notes *(note 23(a))*	因兌換2厘票據而發行股份 *(附註23(a))*	617,582	6,176	121,894	1,219
Exercise of share options *(note b)*	行使購股權 *(附註b)*	85,470	855	48,351	483
At 31 March	於三月三十一日	2,752,452	27,525	1,709,400	17,094

(a) Shares issue on placement

Pursuant to a share placement announced on 8 November 2004, the Company issued 340,000,000 ordinary shares with a nominal value of HK$0.01 each by way of placing at HK$0.04 per share for a total cash consideration of HK$13,600,000. Share issue expenses of approximately HK$464,000 was debited to the share premium account (note 25). The net proceeds were used as general working capital of the Group. Such issued shares rank pari passu in all respects with the then existing issued shares of the Company.

(a) 因配售而發行股份

根據二零零四年十一月八日公佈之股份配售，本公司發行340,000,000股每股面值0.01港元之普通股，以每股0.04港元配售，總現金代價為13,600,000港元。約464,000港元之股份發行開支已於股份溢價賬扣除（附註25），所得款項淨額已撥作一般營運資金。該等已發行股份與本公司當時之已發行股份在各方面均享有同等權利。

24. SHARE CAPITAL (continued)

(b) Share options

On 29 July 2002, the Company adopted a share option scheme (the "2002 Scheme"). Under the 2002 Scheme, the directors are authorized, at their discretion, to offer eligible participants, being employees (whether full time or part time), business consultants, agents, financial or legal advisors whom the directors consider, in sole discretion, have contributed to the Group, options to subscribe for new shares. The directors are authorized to determine the subscription price for an ordinary share granted to eligible participants. Such price will not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations on the date of offer, which must be a business day; (b) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations for the five business days immediately preceding the date of offer; and (c) the nominal value of an ordinary share.

There is no general requirement that an option must be held for any minimum period before it can be exercised but the directors are empowered to impose at their discretion any requirements at the time of granting any particular option. Upon acceptance of the option, the grantee is required to pay a consideration of HK$1.00 for each lot of share options granted on or before the 30 days after the option is offered.

The period within which the shares must be taken up under an option will be determined by the directors at their discretion but will not be later than 10 years after the date of adoption of the 2002 Scheme.

The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Scheme, and any other schemes, if any, must not exceed 30% of the number of shares of the Company in issue from time to time.

24. 股本（續）

(b) 購股權

於二零零二年七月二十九日，本公司採納一項購股權計劃（「二零零二年計劃」）。根據二零零二年計劃，董事獲授權可全權向彼等認為對本集團有貢獻之全職或兼職僱員、業務顧問、代理、財務或法律顧問等合資格人士授出購股權以認購新股。董事獲授權可全權釐定合資格人士認購普通股之認購價。惟該價格不得低於(a)股份於授出購股權日期（必須為營業日）在聯交所每日報價表所列之收市價；(b)授出購股權日期之前五個營業日股份在聯交所每日報價表所列之平均收市價；及(c)普通股份面值（以最高者為準）。

並無購股權承授人須持有購股權一段限期方可行使之一般規定，惟董事可酌情於授出任何購股權時施加任何規定。於接納購股權時，承授人須於授出購股權日期起計30日內就每次獲授之購股權支付代價1.00港元。

承授人獲授購股權後須認購股份之期限將由董事酌情釐定，惟不得遲於採納二零零二年計劃當日起計10年。

因行使根據二零零二年計劃或任何其他計劃（如有）授出而尚未行使之購股權而發行之股份數目上限，不得超過本公司不時已發行股份數目之30%。

24. SHARE CAPITAL *(continued)*

(b) Share options *(continued)*

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the 2002 Scheme and any other share option schemes of the Company (including exercised and outstanding options) to each eligible participants in any 12-month period up to the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Share option of 85,469,970 and 85,400,000 underlying shares were granted by the Company respectively on 15 September 2004 and 25 November 2004 under the 2002 Scheme.

Certain share options were exercised at HK$0.0448 per share on 4 October 2004 which resulted in the issue of 85,469,970 ordinary shares of the Company and an increase in the issued share capital of HK$855,000 and a share premium account of HK$2,974,000, as detailed in note 25 financial statements.

24. 股本 *(續)*

(b) 購股權 *(續)*

截至授出購股權日期止任何12個月期間個別合資格人士因行使可能根據二零零二年計劃及本公司任何其他購股權計劃獲授之購股權（包括已行使及尚未行使之購股權）而已獲發行及可獲發行之股份總數，不得超過授出購股權日期已發行股份之1%。

本公司於二零零四年九月十五日及二零零四年十一月二十五日根據二零零二年計劃分別授出相聯股份合共85,469,970股及85,400,000股之購股權。

本公司因若干購股權於二零零四年十月四日以每股0.0448港元之行使價獲行使而發行85,469,970股普通股，從而導致增加已發行股本855,000港元及股份溢價賬2,974,000港元。有關詳情載於本財務報表附註25。

24. SHARE CAPITAL *(continued)*

(b) Share options *(continued)*

The following table sets out information relating to the Share Option Scheme:

At 1 April 2004 於二零零四年四月一日	Granted during the year 年內授出	Exercised during the year 年內行使	Lapsed during the year 年內失效	At 31 March 2005 於二零零五年三月三十一日	Date of grant of share options 購股權授出日期	Exercise period of share options 購股權行使期	Exercise price of share options 購股權行使價 HK$ 港元	At grant date of options (note) 於購股權授出日期(附註) HK$ 港元	At exercise date of options (note) 於購股權行使日期(附註) HK$ 港元
32,234,012	-	-	(16,117,006)	16,117,006	22/12/2003	2/1/2004 - 1/1/2014	0.1600	0.16	N/A 不適用
-	85,469,970	(85,469,970)	-	-	15/9/2004	27/9/2004 - 26/9/2014	0.0448	0.04	0.045
-	85,400,000	-	-	85,400,000	25/11/2004	20/12/2004 - 19/12/2014	0.088	0.09	N/A 不適用

Note:
The price of the Company's shares disclosed as at the date of the grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the Company's shares disclosed as at the date of the exercise of the share options is the weighted average of the Stock Exchange closing prices over all the exercises of options within the disclosure line.

24. 股本(續)

(b) 購股權(續)

下表列出有關購股權計劃之資料:

附註:
上表披露於購股權授出日期之本公司股份價格為於緊接購股權授出日期前之交易日之聯交所收市價。上表披露於購股權行使日期之本公司股份價格為所披露之所有獲行使購股權之聯交所收市價加權平均值。

25. RESERVES

25. 儲備

(a) The Group

(a) 本集團

		Share premium 股份溢價 HK$'000 千港元	Contributed surplus 繳納盈餘 HK$'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 總計 HK$'000 千港元
At 31 March 2003	於二零零三年三月三十一日	386,879	596,248	(623,058)	360,069
Share issued on placement	因配售而發行股份	16,200	–	–	16,200
Expenses for placement of shares	配售股份開支	(475)	–	–	(475)
Issue of shares on conversion of 5% Notes	因兌換5厘票據而發行股份	6,487	–	–	6,487
Issue of shares on conversion of 2% Notes	因兌換2厘票據而發行股份	15,781	–	–	15,781
Exercise of share options	行使購股權	7,253	–	–	7,253
Loss for the year	年度虧損	–	–	(2,126)	(2,126)
At 31 March 2004	於二零零四年三月三十一日	432,125	596,248	(625,184)	403,189
Share issued on placement *(note 24(a))*	因配售而發行股份 *(附註24(a))*	10,200	–	–	10,200
Expenses for placement of shares *(note 24(a))*	配售股份開支 *(附註24(a))*	(464)	–	–	(464)
Issue of shares on conversion of 2% Notes *(note 23(a))*	因兌換2厘票據而發行股份 *(附註23(a))*	18,824	–	–	18,824
Exercise of share options *(note 24(b))*	行使購股權 *(附註24(b))*	2,974	–	–	2,974
Loss for the year	年度虧損	–	–	(376,313)	(376,313)
At 31 March 2005	**於二零零五年三月三十一日**	**463,659**	**596,248**	**(1,001,497)**	**58,410**

25. RESERVES (continued)

(c) Under the Companies Act of Bermuda, the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of the contributed surplus, if:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

In the opinion of the directors, as at 31 March 2005, the Company had no reserves available for distribution to its shareholders (2004: HK$Nil).

25. 儲備（續）

(c) 根據百慕達公司法，本公司之繳納盈餘賬是屬於可供分派儲備。然而，如在下列情況下本公司則不能自繳納盈餘中宣派或支付股息，或作出分派：

(i) 本公司當時或於有關派發後無法償還到期之債務；或

(ii) 本公司資產之可變現價值將因此而低於本公司負債、已發行股本與股份溢價賬之總和。

董事認為，本公司於二零零五年三月三十一日並無可供分派予股東之儲備（二零零四年：零港元）。

27. OPERATING LEASES COMMITMENTS

At 31 March 2005, the total future minimum lease payments in respect of office premises under non-cancellable operating leases were payable by the Group as follows:

27. 經營租賃承擔

於二零零五年三月三十一日，根據不可解除之經營租賃，本集團就日後應繳付辦公室物業經營租賃之最低租賃款項總額如下：

		The Group 本集團	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Within one year	一年內	–	285

28. OUTSTANDING LITIGATION

Significant litigation as at 31 March 2005 and up to the date of these financial statements is summarized as follows:

On 21 September 1999, a former director of the Company, Mr Wong Chong Shan, commenced proceedings in the High Court against the Company claiming a sum of HK$5,000,000. Mr Wong Chong Shan alleged that he paid the said sum on the Company's behalf in August 1997 to a third party as deposit and that the Company failed to make repayment to him. The directors have considered the matter and are of the opinion that since no positive steps have been taken by Mr Wong Chong Shan to proceed with the action since June 2000, it is not necessary at this stage to make a provision in the financial statements for these proceedings.

28. 尚未完結之訴訟

於二零零五年三月三十一日及截至本財務報表日期為止之重大訴訟概述如下：

於一九九九年九月二十一日，本公司之前任董事黃創山先生於高等法院提出向本公司索償合共5,000,000港元。黃創山先生宣稱於一九九七年八月代表本公司向第三方支付該等款項作為按金，惟本公司並未向其償還該款項。董事在考慮有關事宜後，認為由於黃創山先生自二零零零年六月後並無就有關訴訟採取行動，故認為在現階段毋須就此於財務報表中作出撥備。

29. MATERIAL RELATED PARTY TRANSACTIONS

29. 重大關連人士交易

Particulars of material related party transactions are as follows:

重大關連人士交易詳情如下：

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Interest expense	利息開支			
– other loan, unsecured	一其他貸款（無抵押）	29(a)	**99**	98
– other loan, secured	一其他貸款（有抵押）	29(b)	**–**	423
– convertible notes	一可換股票據	29(c)	**518**	1,028
			617	1,549
Operating lease charges in respect of properties	物業之經營租賃費用	29(d)	**291**	979
Commission	佣金	29(e)	**13**	97
Financial advisory services income	財務顧問服務收入	29(f)	**–**	980
Secondment services	借調服務	29(g)	**1,613**	–

Particulars of material balances with related parties are as follows:

與關連人士之重大結餘詳情如下：

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Unsecured and interest bearing loans from a related company	關連公司給予之無抵押及計息貸款	29(a)	**3,965**	–
Convertible notes	可換股票據	29(c)	**–**	45,000
Convertible notes interest payable	應付可換股票據利息	29(c)	**335**	1,417
Trade receivable	應收賬款	29(b)	**–**	1,205
Amount due to a related party	應付關連公司款項	29(c)	**9,060**	–

29. MATERIAL RELATED PARTY TRANSACTIONS (continued)

Notes:

(a) As at 31 March 2005, short term loan of HK$3,965,000 (2004: HK$Nil) were advanced to the Group by a related party (the "Lender").

Interest expense payable to the Lender for the year ended 31 March 2005 amounted to HK$99,000 (2004: HK$98,000).

(b) During 2004, a short-term loan was advanced to the Group by a related company. The loan due to that related company was interest bearing at prime rate plus 3% per annum. As at 31 March 2004, the loan was fully repaid.

No interest was payable to that related company for the year ended 31 March 2005 (2004: HK$423,000).

As at 31 March 2005, no trading receivable arising from the trading of securities with that related company (2004: HK$1,205,000).

(c) Convertible notes of HK$25,000,000 were converted into ordinary shares of the Company during the year. On 13 December 2004, the maturity date, the 2% Notes of HK$20,000,000 became payable in full as none of them were converted into ordinary shares of the Company and were then transferred to other loans. HK$10,940,000 was repaid during the year and HK$9,060,000 was included in amount due to a related party as at 31 March 2005. As at 31 March 2004, there were 2% Notes of HK$45,000,000 remained outstanding.

At balance sheet date, convertible notes interest payable to a related company amounted to HK$335,000 (2004: HK$1,417,000).

Interest expense payable to a related company for the year ended 31 March 2005 amounted to HK$518,000 (2004: HK$1,028,000).

(d) During the year, operating lease charges of HK$291,000 (2004: HK$979,000) were paid to a related company for the use of office premises.

29. 重大關連人士交易（續）

附註：

(a) 於二零零五年三月三十一日，關連人士（「借款人」）向本集團借出短期貸款3,965,000港元（二零零四年：零港元）。

截至二零零五年三月三十一日止年度，應付借款人之利息開支為99,000港元（二零零四年：98,000港元）。

(b) 於二零零四年，關連公司向本集團借出短期貸款。應付該關連公司之貸款按最優惠利率加3厘計息。於二零零四年三月三十一日，該等貸款已全數償還。

截至二零零五年三月三十一日止年度，並無應付予該關連公司任何利息（二零零四年：423,000港元）。

於二零零五年三月三十一日，並無該關連公司進行證券交易而產生之任何應收賬款（二零零四年：1,205,000港元）。

(c) 25,000,000港元之可換股票據已於年內兌換為本公司普通股。於二零零四年十二月十三日（到期日），由於20,000,000港元之2厘票據概無兌換為本公司普通股，故已獲全數支付，其後則轉撥至其他貸款。於年內已償還10,940,000港元；而於二零零五年三月三十一日，9,060,000港元則已包括在應付關連公司款項內。於二零零四年三月三十一日，45,000,000港元之2厘票據尚未兌換。

於結算日，應付關連公司之可換股票據利息為335,000港元（二零零四年：1,417,000港元）。

截至二零零五年三月三十一日止年度應付一關連公司之利息開支為518,000港元（二零零四年：1,028,000港元）。

(d) 於本年度，就使用辦公室物業而付予關連公司之經營租賃費用為291,000港元（二零零四年：979,000港元）。

29. MATERIAL RELATED PARTY TRANSACTIONS (continued)

(e) During the year, trading securities were bought and sold through broker firms (the "Broker Firms"). The sales and purchases of trading securities excluding any commission expenses through the Broker Firms for the year ended 31 March 2005 amounted to HK$4,117,000 (2004: HK$23,757,000) and HK$1,125,000 (2004: HK$8,402,000) respectively.

Commission expense incurred in respect of the sales and purchases of trading securities amounted to HK$13,000 for the year ended 31 March 2005 (2004: HK$97,000).

(f) During the year, no financial advisory services income (2004: HK$980,000) were derived from the provision of investment advisory services to related companies.

(g) During the year, secondment services income of HK$1,613,000 (2004: HK$Nil) were derived from the secondment of staff to related companies.

Mr Chan How Chung, Victor, a director and a major shareholder of the Company, is a beneficial shareholder of the related companies in notes 29(a) to 29(g). He is also a director of the related companies in notes 29(a), 29(c), 29(d), 29(f), 29(g) and one of the related companies in note 29(e). Miss Lee Huei Lin, a director of the Company, is a director of the related companies in notes 29(a) to 29(g). Miss Lee is also a beneficial shareholder of the related companies in notes 29(a), 29(c) and one of the related companies in notes 29(e) and 29(f) respectively.

29. 重大關連人士交易（續）

(e) 於年內，本集團透過經紀行（「經紀行」）買賣交易證券。截至二零零五年三月三十一日止年度，不包括佣金開支在內，透過經紀行出售及購買交易證券之數額分別為4,117,000港元（二零零四年：23,757,000港元）及1,125,000港元（二零零四年：8,402,000港元）。

截至二零零五年三月三十一日止年度，買賣交易證券所產生之佣金開支為13,000港元（二零零四年：97,000港元）。

(f) 年內，並無因提供投資顧問服務予關連公司所得之財務顧問服務收入（二零零四年：980,000港元）。

(g) 因提供借調員工服務予各關連公司所得之借調服務收入為1,613,000港元（二零零四年：零港元）。

本公司董事兼主要股東陳孝聰先生，亦為附註29(a)至29(g)所述關連公司之實益股東。彼亦為附註29(a)、29(c)、29(d)、29(f)、29(g)所述之關連公司及附註29(e)所述其中一間關連公司之董事。本公司董事李慧玲小姐為附註29(a)至29(g)所述關連公司之董事。李小姐亦為附註29(a)及29(c)所述關連公司，以及為附註29(e)及29(f)所述其中一間關連公司之實益股東。

30. RETIREMENT BENEFIT SCHEMES

The Group's Mandatory Provident Fund Schemes (the "MPF Schemes") contributions are at 5% of the employees' relevant income as defined in the Hong Kong Mandatory Provident Fund Scheme Ordinance up to a maximum of HK$1,000 per employee per month.

The Group has no obligations for payments of employee retirement benefits beyond the contributions described above.

30. 退休福利計劃

本集團強制性公積金計劃(「強積金計劃」)之供款乃根據香港《強制性公積金計劃條例》所指定以僱員有關收入5%計算,以每人每月1,000港元為上限。

除上述供款外,本集團毋須就僱員退休福利承擔任何支出。

31. POST BALANCE SHEET EVENTS

(a) On 12 January 2004, REXCAPITAL Group Limited, a direct wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with REXCAPITAL Financial Holdings Limited to purchase the entire issued share capital of REXCAPITAL Financial Group Limited ("RFG") at an aggregate cash consideration of HK$229,000,000, subject to adjustment with reference to the unaudited consolidated net asset value of RFG and its subsidiaries as at the determination date in accordance with the terms of the sale and purchase agreement. On 6 May 2005, REXCAPITAL Group Limited issued a letter to REXCAPITAL Financial Holdings Limited exercising its right under the conditional sale and purchase agreement to terminate the agreement with immediate effect.

(b) On 6 June 2005, an ordinary resolution was passed at a special general meeting approving a private placing of up to 550,000,000 warrants at an issue price of HK$0.046 per warrant. The placing of warrants has been completed on 29 June 2005. The net proceeds was approximately HK$23,600,000.

31. 結算日後事項

(a) 於二零零四年一月十二日,本公司之直接全資附屬公司REXCAPITAL Group Limited與御泰金融控股有限公司訂立有條件買賣協議,以收購REXCAPITAL Financial Group Limited(「RFG」)全部已發行股本,總現金代價為229,000,000港元,可參照RFG及其附屬公司於定價日之未經審核綜合資產淨值按買賣協議之條款予以調整。於二零零五年五月六日,REXCAPITAL Group Limited向御泰金融控股有限公司發出函件,以行使其根據有條件買賣協議之權利,即時終止該協議。

(b) 於二零零五年六月六日,股東特別大會上通過普通決議案,批准按發行價每份認股權證0.046港元私人配售最多550,000,000份認股權證。認股權證之配售已於二零零五年六月二十九日完成,所得款項淨額約為23,600,000港元。

31. POST BALANCE SHEET EVENTS *(continued)*

(c) On 9 July 2005, the Company entered into a conditional sales and purchase agreement with Multichannel Investments Limited, a company incorporated in the British Virgin Islands, to acquire the entire issued share capital of Eaglefly Technology Limited, a company incorporated in British Virgin Islands. Eaglefly is an investment holding company holding 51% interest in Terra Solar Group. The Terra Solar Group is principally carrying on business in thin-film photovoltaic industry. The aggregate consideration is HK$123,373,750 which is to be satisfied partly by cash as to HK$24,373,750 and the balance of HK$99,000,000 by the issue of shares at HK$0.165 per share.

31. 結算日後事項（續）

(c) 於二零零五年七月九日，本公司與於英屬處女群島註冊成立之公司Multichannel Investments Limited訂立有條件買賣協議，以收購於英屬處女群島註冊成立之公司Eaglefly Technology Limited（「Eaglefly」）之全部已發行股本。Eaglefly為一家投資控股公司，持有Terra Solar集團51%之權益。Terra Solar集團主要從事光伏薄膜行業。收購事項之總代價為123,373,750港元，其中24,373,750港元以現金支付，餘額99,000,000港元透過按每股0.165港元之價格發行股份之方式支付。

32. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

32. 比較數字

若干比較數字已重新分類以配合本年度之呈列方式。

Five Year Financial Summary
五年財務摘要

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元 (restated) (重列) *(Note)* *(附註)*
Results	**業績**					
Turnover	營業額	**48,174**	61,184	91,636	5,543	25,070
(Loss)/Profit from operations after charging finance costs and non-operating expenses	扣除融資成本及非經營開支後經營（虧損）／溢利	**(375,796)**	(2,135)	5,948	(364,875)	(749,078)
Share of (loss)/profit of associates	應佔聯營公司（虧損）／溢利	**–**	–	–	–	(1,355)
(Loss)/Profit before taxation	除稅前（虧損）／溢利	**(375,796)**	(2,135)	5,948	(364,875)	(750,433)
Taxation	稅項	**(517)**	–	18	–	(2,520)
(Loss)/Profit after taxation	除稅後（虧損）／溢利	**(376,313)**	(2,135)	5,966	(364,875)	(752,953)
Minority interests	少數股東權益	**–**	9	–	–	8,455
(Loss)/Profit for the year	年度（虧損）／溢利	**(376,313)**	(2,126)	5,966	(364,875)	(744,498)

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元 (restated) (重列) *(Note)* *(附註)*
Assets and liabilities	**資產及負債**					
Property, plant and equipment	物業、廠房及設備	**3**	4	395,018	397,156	720,707
Goodwill	商譽	**47,890**	50,602	53,314	–	–
Other non-current financial assets	其他非流動財務資產	**–**	–	–	–	75,150
Net current assets/(liabilities)	流動資產/(負債)淨值	**38,042**	369,677	(6,184)	(149,154)	(59,711)
Total assets less current liabilities	資產總值減流動負債	**85,935**	420,283	442,148	248,002	736,146
Long term liabilities	長期負債	**–**	–	–	–	(223,146)
Obligations under finance leases	融資租賃承擔	**–**	–	–	(32)	(155)
Convertible notes	可換股票據	**–**	–	(69,000)	(49,631)	(631)
		85,935	420,283	373,148	198,339	512,214
Share capital	股本	**27,525**	17,094	13,079	124,383	503,753
Reserves	儲備	**58,410**	403,189	360,069	73,956	8,461
Shareholders' fund	股東資金	**85,935**	420,283	373,148	198,339	512,214

Note: As a result of the change in accounting policy for goodwill in 2002, 2001 figures have been restated for comparison purpose.

附註: 由於本集團於二零零二年更改有關商譽之會計政策,故二零零一年度之數字經已重列,以作比較之用。

NOTICE is hereby given that the annual general meeting of REXCAPITAL International Holdings Limited (the "Company") will be held at Lecture Room B, Joint Professional Centre, Unit 1, Ground Floor, The Center, 99 Queen's Road Central, Hong Kong on Wednesday, 31 August 2005 at 4:30 p.m. for the following purposes:–

AS ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2005.

2. To re-elect directors.

3. To authorize the board of directors to fix the remuneration of directors.

4. To re-appoint auditors and authorize the board of directors to fix their remuneration.

AS SPECIAL BUSINESS

5. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:–

"THAT:–

(1) subject to paragraphs (2) and (3) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and it is hereby generally and unconditionally approved;

茲通告御泰國際控股有限公司(「本公司」)謹訂於二零零五年八月三十一日星期三下午四時三十分假座香港皇后大道中99號中環中心地下一室專業聯合中心演講廳B舉行股東週年大會,藉以處理下列事項:－

普通事項

1. 省覽本公司截至二零零五年三月三十一日止年度之經審核財務報表及董事會與核數師報告。

2. 重選董事。

3. 授權董事會釐定董事酬金。

4. 重聘核數師及授權董事會釐定彼等之酬金。

特別事項

5. 考慮及酌情通過以下決議案(不論有否修訂)為普通決議案:－

「動議:－

(1) 在下文第(2)及第(3)段規限下,一般及無條件批准本公司董事於有關期間(定義見下文)內,在香港聯合交易所有限公司(「聯交所」)或可供本公司證券上市並獲得香港證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所,根據所有適用法例及/或聯交所證券上市規則或任何其他證券交易所不時修訂之規定,行使本公司所有權力購回本公司之股份;

(2) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (1) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution, and the said approval shall be limited accordingly;

(3) the aggregate amount of subscription rights attached to the warrants to be purchased by the Company pursuant to the approval in paragraph (1) above shall not exceed 10 per cent of the aggregate amount of subscription rights attached to such warrants outstanding at the date of passing this resolution, and the said approval shall be limited accordingly; and

(4) for the purposes of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution of the members of the Company in general meeting; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Company's bye-laws to be held."

6. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:–

"THAT:–

(1) subject to paragraph (3) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be hereby generally and unconditionally approved;

(2) 依據上文第(1)段之批准購回之股份，面值總額不得超過本決議案獲通過當日本公司已發行股本面值總額之10%，而上述之批准亦以此數額為限；

(3) 按上文第(1)段之批准，本公司購回認股權證所附之購股權總額不得超過於本決議案通過當日尚未行使之認股權證所附之購股權總額之10%，而上文第(1)段之批准亦以此為限；及

(4) 就本決議案而言：－

「有關期間」指由本決議案獲通過當日起至下列三者中最早日期止之期間：－

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司股東於股東大會上以普通決議案撤銷或修訂本決議案時；及

(iii) 按適用法例或本公司之公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日。」

6. 考慮及酌情通過以下決議案（不論有否修訂）為普通決議案：－

「動議：－

(1) 在下文第(3)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內，行使本公司所有權力，以配發、發行或處理本公司股本中之額外股份，以及作出或授予可能須行使該等權力之售股建議、協議及購股權；

(2) the approval in paragraph (1) above shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(3) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (1) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the exercise of any option under any option scheme or similar arrangement for the time being adopted for the grant or issue to relevant eligible participants of shares or rights to acquire shares of the Company; (iii) the exercise of subscription rights or conversion rights attaching to the warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding; or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution and the said approval shall be limited accordingly;

(4) for the purposes of this resolution, "Relevant Period" shall have the same meaning as in resolution no. 5(4) above; and

(5) "Rights Issue" means an offer of shares or other securities of the Company open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China)."

(2) 上文第(1)段之批准可授權本公司董事於有關期間內，作出或授予可能須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(3) 本公司董事依據本決議案第(1)段所批准而配發或有條件或無條件同意配發（不論是否依據購股權或其他方式而配發）之股本面值總額（但不包括(i)配售新股（定義見下文）；(ii)行使本公司根據當時所採納，以向有關合資格人士授出或發行認購或購入本公司股份之購股權之任何購股權計劃或類似安排所授出之購股權；(iii)行使本公司所發行之任何認股權證附有之認購權或換股權，或任何可轉換為本公司股份之證券附有之認購權或換股權；或(iv)任何按照本公司之公司細則進行之以股代息計劃或類似安排而配發股份以代替本公司派發之全部或部份股息）不得超過於本決議案獲通過當日，本公司已發行股本面值總額20%，而上述批准亦須受此數額限制；

(4) 就本決議案而言，「有關期間」之涵義與上文第5(4)項決議案所界定者相同；及

(5) 「配售新股」指本公司董事於指定期間，向於指定記錄日期名列本公司股東名冊之本公司任何類別股份持有人，按彼等當時持有該類股份之比例配售本公司該類股份或其他證券之建議（惟本公司董事可就零碎股權或經考慮適用於本公司之法例規定之任何規限或責任，或中華人民共和國香港特別行政區以外任何地區之任何認可監管機構或任何證券交易所之要求，作出彼等認為必須或適當之行動以取消若干股東在此方面之權益或另作安排）。」

7. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:–

"THAT conditional upon the passing of resolutions nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options be hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out in the notice convening this meeting, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution."

8. To consider and, if thought fit, pass with or without amendments, the following resolution as a special resolution:–

"THAT the bye-laws of the Company (the "Bye-laws") be and are hereby amended as follows:–

(1) amending the existing Bye-law 66 by:

(i) inserting the words "voting by way of a poll is required by the rules of the Designated Stock Exchange or" after the words "on a show of hands unless" in the third sentence of Bye-law 66;

(ii) deleting the full-stop at the end of existing Bye-law 66(d) and replacing therewith a semicolon and the word "or"; and

(iii) inserting the following as new Bye-law 66(e):

"(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."

7. 考慮及酌情通過以下決議案(不論有否修訂)為普通決議案:—

「動議在本大會通告第5項及第6項決議案通過之條件下,擴大授予本公司董事配發、發行及處理本公司股本中新增之股份而行使此等權力之售股建議、協議及購股權之一般授權,在其中加入相當於本公司根據本大會通告第5項決議案授予之權力購回本公司股本之面值總額,惟該數額不得超過本決議案通過當日本公司已發行股本面值總額10%。」

8. 考慮及酌情通過以下決議案(不論有否修訂)為特別決議案:—

「動議按下述方式修訂本公司之公司細則(「公司細則」):

(1) 修訂現有公司細則第66條如下:

(i) 於公司細則第66條第三句「以舉手方式進行,除非」字句後,加上「指定證券交易所規定須以點票方式進行」字句;

(ii) 刪除現有第66(d)條最後之句號,並以分號加上「或」取代;及

(iii) 加入下文作為新增公司細則第66(e)條:

「(e) 倘指定證券交易所有所規定,個別或共同持有於該大會總投票權百分之五(5%)或以上委託書之任何董事有權要求進行投票表決。」

(2) deleting the existing Bye-law 68 in its entirety and substituting therefor the following:

"68. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(3) amending the existing Bye-law 86(2) by:

(i) deleting the word "annual" after the word "following" in the second sentence of Bye-law 86(2); and

(ii) inserting the following as the last sentence of Bye-law 86(2):

"Any Director appointed pursuant to this Bye-law shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation pursuant to Bye-law 88."

(4) amending the existing Bye-law 88 by deleting the first sentence thereof and substituting therefor the following:

"At each Annual General Meeting one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (excluding those holding the office of Chairman or Managing Director) shall be subject to retirement by rotation at least once every three years. Every Director holding the office of Chairman or Managing Director shall be subject to re-election once every three years. A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which he retires.""

By order of the board

Chan How Chung, Victor
Chairman

Hong Kong, 29 July 2005

(2) 刪除現有公司細則第68條全文，並以下文取代：

「68. 倘正式要求以點票方式表決，則表決之結果將視為要求表決之會議之決議案。倘指定證券交易所之規則有所規定，則本公司僅須披露以點票方式表決之票數。」

(3) 修訂現有公司細則第86(2)條如下：

(i) 刪除公司細則第86(2)條第二句「之後」字詞後「週年」一字；及

(ii) 加入以下字句為公司細則第86(2)條句末：

「根據本公司細則委任之任何董事不得計入根據公司細則第88條須輪值退任之特定董事或董事人數內。」

(4) 刪除現有公司細則第88條第一句，並以下文取代以作修訂：

「在每屆股東週年大會上，當時三分之一之董事（或倘人數並非三(3)之倍數，則以最接近但不少於三分之一之人數為準）須輪值告退，而每名董事（擔任主席或董事總經理者除外）均須最少每三年輪值告退。擔任主席或董事總經理之每名董事均須每三年重選。退任董事符合資格重選，及於其告退時之整個會議上仍繼續擔任董事。」」

承董事會命

主席
陳孝聰

香港，二零零五年七月二十九日

As at the date hereof, the executive directors of the Company are Mr Chan How Chung, Victor, Miss Lee Huei Lin, Mr Chan Wai Kwong, Peter, Mr Chu Chik Ming, Jack and Mr Seligman Pierre. The independent non-executive directors of the Company are Mr Chow Siu Ngor, Mr Yin Tat Man and Mr Chan Pei Cheong, Andy.

Notes:–

1. A member entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend the meeting.

2. In order to be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited with the Company's branch registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof.

3. A document setting out further information regarding resolutions nos. 2 and 5 to 8 above will be despatched to shareholders together with the 2005 Annual Report.

於本通告日期，本公司之執行董事為陳孝聰先生、李慧玲小姐、陳為光先生、朱植明先生及Seligman Pierre先生。本公司之獨立非執行董事為鄒小岳先生、袁達文先生及陳庇昌先生。

附註：—

1. 凡有權出席大會及投票之本公司股東均可委任代表代其出席及投票。受委代表無須為本公司股東。股東可委任一名或以上之代表出席大會。

2. 代表委任表格連同簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，最遲須於大會或其續會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。

3. 一份載有股東大會通告內所述第2項及第5至第8項決議案資料之通函將隨同二零零五年年報一併寄予股東。